Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159167

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

SUPPLEMENT NO. 11 DATED MARCH 6, 2013

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Net Lease REIT, Inc. dated April 26, 2012, Supplement No. 9 thereto dated January 16, 2013, and Supplement No. 10 thereto dated February 19, 2013. Supplement No. 9 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	a change of our name from Griffin Capital Net Lease REIT, Inc. to Griffin Capital Essential Asset REIT, Inc.;

•	an update on the status of our offering and the ownership of our operating partnership;

•	our second quarter of 2013 distribution declaration;

•	our entry into a mortgage loan with Midland National Life Insurance Company pursuant to which we refinanced eight of the properties serving as collateral for our Restated KeyBank Credit Agreement;

•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2012; and

•	our audited consolidated financial statements as of and for the year ended December 31, 2012.

Our New Name

On January 31, 2013, our board of directors agreed to amend our Third Articles of Amendment and Restatement to change our name from Griffin Capital Net Lease REIT, Inc. to Griffin Capital Essential Asset REIT, Inc. Our management and our board of directors determined that a name change was needed to more accurately reflect our strategy of acquiring properties essential to a tenant’s ongoing business operations. The name change became effective on February 25, 2013. All references to “Griffin Capital Net Lease REIT, Inc.” in our prospectus are hereby replaced with “Griffin Capital Essential Asset REIT, Inc.”

In addition, on February 25, 2013, we changed the names of our advisor, our operating partnership and our property manager to reflect our new name. The new names of these entities are “Griffin Capital Essential Asset Advisor, LLC,” “Griffin Capital Essential Asset Operating Partnership, L.P.” and “Griffin Capital Essential Asset Property Management, LLC,” respectively. All references in our prospectus to these entities are hereby replaced with the new names.

Status of Our Offering and Ownership of Our Operating Partnership

Through February 25, 2013, we have received aggregate gross offering proceeds of approximately $168.2 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $165.8 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of February 25, 2013, in connection with our initial public offering, we have issued approximately 16.7 million shares of our common stock for gross proceeds of approximately $165.8 million, including shares issued pursuant to the distribution reinvestment plan (“DRP”). As of February 25, 2013, approximately 64.5 million shares remained available for sale to the public under our initial public offering, including shares available under the DRP. We will sell shares of our common stock in this offering until the earlier of May 5, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

As of February 25, 2013, we owned approximately 81% of the limited partnership units of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara, and David C. Rupert, our President, owned approximately 13% of the limited partnership units of our operating partnership. The remaining approximately 6% of the limited partnership units were owned by unaffiliated third parties.

Our initial public offering closes on March 31, 2013. On March 31, 2013 we will cease offering shares under the initial public offering. From April 1, 2013 through April 8, 2013, we will accept no new subscriptions in either our initial public offering or our follow-on offering. On April 8, 2013, we intend to begin accepting subscriptions in our follow-on offering. Any subscriptions in our initial public offering that are not in good order or cured after March 31, 2013 will be accepted into the follow-on offering beginning April 8, 2013, assuming the broker-dealer has executed a selling agreement for our follow-on offering and other requirements have been met. Distributions will not accrue until the subscription has been accepted on April 8, 2013 or thereafter.

Second Quarter of 2013 Distribution Declaration

On February 25, 2013, our board of directors declared distributions for the second quarter of 2013 in the amount of approximately $0.001901096 per day per share (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10.28 or an annual distribution rate of approximately 6.94% assuming the share was purchased for $10.00) payable to stockholders as of the close of each business day during the period from April 1, 2013 through June 30, 2013. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Updates to “Debt Summary”

The following is hereby added to the description of the KeyBank Credit Facility on page 69 of our prospectus:

On February 27, 2013, in connection with the Midland Mortgage Loan described below, we refinanced eight of the properties serving as security for the Restated Key Bank Credit Agreement and reduced the amount utilized to approximately $48.2 million.

The following is hereby added to the end of the “Debt Summary” section of the prospectus:

Midland Mortgage Loan

On February 27, 2013, eight special purpose entities that own the properties noted below and are wholly-owned by our operating partnership entered into a loan with Midland National Life Insurance Company (“Midland”), pursuant to which Midland provided us with a loan in the amount of $105.6 million (the “Midland Mortgage Loan”) to refinance eight of our properties that were previously serving as security for the Restated KeyBank Credit Agreement. The Midland Mortgage Loan is governed by a Promissory Note and various other documents (collectively, the “Loan Documents”).

The Midland Mortgage Loan is secured by cross-collateralized and cross-defaulted first mortgage liens or first lien deeds of trust on the Renfro, Quad/Graphics, ITT, Westinghouse, AT&T, Travelers, Zeller Plastik, and Health Net properties (collectively, the “Secured Properties”). We paid a loan origination fee, as well as certain other fees and expense reimbursement amounts, of $280,500 in connection with the Midland Mortgage Loan.

The Midland Mortgage Loan has a term of 10 years, maturing on April 1, 2023. The Midland Mortgage Loan requires monthly payments of interest only for the first four years and fixed monthly payments of principal and interest thereafter, with the balance due upon maturity of the loan. The Midland Mortgage Loan bears interest at a fixed rate of 3.94%. The Midland Mortgage Loan may be prepaid only in full and only after the end of the second year of the loan term, subject to 30 days’ prior notice to Midland and payment of a prepayment penalty in addition to all unpaid principal and accrued interest.

The Midland Mortgage Loan contains a number of customary representations, warranties, covenants and indemnities, including, but not limited to, a debt service coverage ratio of 1.6 times and a loan to value ratio of 60%, each as defined in the Loan Documents. In addition, pursuant to that certain Separate Guaranty of Retained Liability Matters, we serve as the guarantor of the Midland Mortgage Loan and we must maintain a minimum net worth of $75 million.

The Loan Documents also contain the following salient requirements (terms used below are as defined in the Loan Documents):

•

If certain covenants are not met or certain conditions are not satisfied, the mortgagor will be required to make monthly payments into a Replacement Reserve Fund to be utilized for replacements and repairs, as well as monthly payments into a Rollover Reserve Fund to be utilized for tenant improvement and leasing commission obligations.

•

If the tenant on the AT&T property or the tenant on the Health Net property does not renew its respective lease at least nine months prior to lease expiration for at least five years at an equivalent or higher rent level, then (i) the mortgagor must provide cash or an irrevocable evergreen letter of credit meeting the requirements outlined in Loan Documents in the amount of approximately $4.7 million in the case of AT&T or approximately $3.6 million in the case of Health Net, or (ii) until the date of such lease expiration, all Excess Cash Flow from the Secured Properties will be swept into the Rollover Reserve Fund and utilized accordingly, until such time as the Excess Cash Flow in the Rollover Reserve Fund equals approximately $4.7 million in the case of AT&T or approximately $3.6 million in the case of Health Net.

After the end of the second year of the loan term, the mortgagor may request a release of any of the Secured Properties, subject to the payment of certain fees and satisfaction of the terms and conditions contained in the Loan Documents, including the requirement that the debt service coverage ratio for the remaining Secured Properties must be at least 1.6 times, the loan to value ratio for the remaining Secured Properties must be at least 60%, and no more than 50% of the Secured Properties shall be released. The mortgagor may obtain a release of any of the Secured Properties by substituting another property therefor, subject to the terms and conditions contained in the Loan Documents, including the requirement that the debt service coverage ratio for the Secured Properties in the aggregate and for the substitute property individually shall each equal or exceed 1.6 times.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2012 contained in this supplement.

Overview

We are a public, non-traded REIT that invests primarily in single tenant, net lease properties diversified by corporate credit, physical geography, product type and lease duration. As described in more detail in Item 1 of this report, we were formed on August 28, 2008 and commenced operations on May 6, 2009. On February 25, 2013, we changed our name from Griffin Capital Net Lease REIT, Inc. to Griffin Capital Essential Asset REIT, Inc. We have no employees and are externally advised and managed by an affiliate, Griffin Capital Essential Asset Advisor, LLC (formerly known as The GC Net Lease REIT Advisor, LLC), our advisor.

We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our “Primary Public Offering”) and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of December 31, 2012, we had issued 13,163,390 total shares of our common stock for gross proceeds of approximately $130.9 million in our Public Offering, of which 400,604 shares, or $3.8 million, were issued pursuant to the distribution reinvestment plan. As of December 31, 2012, we redeemed 34,500 shares of common stock for approximately $0.3 million at a weighted average price per share of $9.62.

We have made the following acquisitions: (1) two properties in two states (Illinois and South Carolina) for a total purchase price of approximately $54.4 million in the year ended December 31, 2009; (2) four properties in four states (California, Colorado, Illinois and Kansas) for a total purchase price of approximately $54.3 million in the year ended December 31, 2010; (3) one property, located in California, for a purchase price of $56.0 million in the year ended December 31, 2011; and (4) seven properties in seven states (Washington, Pennsylvania, New Jersey, Colorado, Illinois, Ohio, and California) for a total purchase price of approximately $160.6 million in the year ended December 31, 2012. The tenants of our properties operate in a diverse range of industries, including consumer products, construction engineering services, education, printing, biotechnology, telecommunications, insurance, energy, and aerospace, as described in more detail below.

As of December 31, 2012, we owned 14 properties, as shown in the table below, encompassing approximately 3.3 million rentable square feet with an estimated current capitalization rate (“cap rate”) of 8.33% (1):

Property	Acquisition Date	Tenant	Industry	Property Type	Year Built/ Renovated	Purchase Price	Square Feet	Approximate Acres	Implied Initial Cap Rate (1)	Annualized Gross Base Rent (2)	% of Annualized Gross Base Rent	2013 Annualized Net Effective Rent per Square Foot (3)	Year of Lease Expiration
Renfro Clinton, SC	6/18/2009	Renfro Corp	Consumer Products (Hosiery)	Manufacturing/ Distribution	1986	$21,700,000	566,500	42.2	8.58%	$1,863,000	6.5%	$3.29	2021
Plainfield Plainfield, IL	6/18/2009	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	Office/ Laboratory	1958-1991	32,660,000	176,000	29.1	7.70%	2,587,000	9.0%	14.70	2022
Will Partners Monee, IL	6/4/2010	World Kitchen, LLC	Consumer Products (Kitchen Accessories)	Manufacturing/ Distribution	2000	26,305,000	700,200	34.3	8.79%	2,311,000	8.0%	3.30	2020
Emporia Partners Emporia, KS	8/27/2010	Hopkins Enterprises, Inc.	Consumer Products (Automotive Parts)	Manufacturing/ Distribution	1954/2000	8,360,000	320,800	16.6	9.86%	1,476,000	5.1%	2.75	2020
ITT Los Angeles, CA	9/23/2010	ITT Educational Services, Inc.	Education	Office	1996/2010	7,800,000	35,800	3.5	9.78%	762,000	2.7%	21.28	2016
Quad/Graphics Loveland, CO	12/30/2010	World Color (USA), LLC	Printing	Printing Facility/Office	1986/1996/ 2009	11,850,000	169,800	15.0	10.26%	1,216,000	4.2%	7.16	2022
LTI Carlsbad, CA	5/13/2011	Life Technologies Corporation	Biotechnology	Office/ Flex Facility	1999	56,000,000	328,700	17.6	7.21%	4,183,000	14.5%	12.73	2022
AT&T Redmond, WA	1/31/2012	AT&T Services, Inc.	Telecommunications	Office/ Data Center	1995	40,000,000	155,800	8.4	7.58%	3,104,000	10.8%	19.92	2019
Westinghouse Cranberry Township, PA	3/22/2012	Westinghouse Electric Company, LLC	Energy (Nuclear Fuel and Nuclear Services)	Engineering Facility	2010	36,200,000	118,000	25.0	7.97%	2,887,000	10.0%	24.47	2025
GE Whippany, NJ	5/31/2012	GE Aviation Systems	Aerospace	Assembly/ Manufacturing	1986	13,000,000	114,300	10.8	8.37%	1,104,000	3.8%	9.66	2018
Travelers Greenwood Village, CO	6/29/2012	Travelers Indemnity	Insurance	Office	1982/2005	16,100,000	131,000	6.4	7.44%	1,231,000	4.3%	9.40	2024
Zeller Plastik Libertyville, IL	11/8/2012	Zeller Plastik USA, Inc.	Consumer Products (Plastics)	Manufacturing	1992/2003	15,600,000	193,700	10.2	8.12%	1,271,000	4.4%	6.56	2022
Northrop Grumman Beavercreek, OH	11/13/2012	Northrop Grumman Systems Corp.	Aerospace	Office	2012	17,000,000	99,200	9.4	8.88%	1,510,000	5.2%	15.22	2019
Health Net Rancho Cordova, CA	12/18/2012	Health Net of California, Inc.	Insurance	Office	2002	22,650,000	145,900	8.0	9.08%	3,327,000	11.5%	22.80	2022

						$325,225,000	3,255,700	236.5	8.17%	$28,832,000	100.0%	$8.67

(1)

The estimated initial cap rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months. The estimated current cap rate is determined by dividing the projected net rental payment for the twelve-month period subsequent to December 31, 2012 by the acquisition price. The total amount represents the weighted average capitalization rate.

(2)

The gross base rent is the contractual rental payments for the twelve-month period subsequent to December 31, 2012, taking into consideration contractual rent increases for the period presented. The gross base rent for the Health Net property includes contractual rental payments pursuant to the leases for the café and fitness center as discussed in Item 2 of our Annual Report on Form 10-K for the year ended December 31, 2012.

(3)

The annualized net effective rent per square foot is calculated by dividing the annualized net effective rent by the square footage for each property listed in the table above. The annualized net effective rent equals the annualized gross base rent for all of our properties, except the Emporia Partners property. The gross base rent for the Emporia Partners property is reduced by the annualized priority return of $0.6 million due to Hopkins Enterprises, Inc., to arrive at annualized the net effective rent. The total represents the average per square foot.

Acquisition Indebtedness

For a discussion of our acquisition indebtedness, see Note 3, Real Estate, and Note 4, Debt, to the consolidated financial statements.

Significant Accounting Policies and Estimates

We have established accounting policies, which conform to generally accepted accounting principles (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements:

•	Real Estate — Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes — Deferred tax assets and related valuation allowance, REIT qualification; and

•	Loss Contingencies.

Recently Issued Accounting Pronouncements

See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements.

Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of properties other than those listed in the “Risk Factors” section of our prospectus.

We owned seven properties as of December 31, 2011, one of which was acquired during the quarter ended June 30, 2011. As of December 31, 2012, we owned 14 properties, as shown in the table above. We are a “blind pool” offering and in the early stages of our life cycle, with the objective and concentration of continually growing our portfolio with assets that adhere to our investment criteria. Therefore, our results of operations for the year ended December 31, 2012 are not directly comparable to those for the same period in the prior year as the variances are substantially the result of portfolio growth, specifically in rental income, operating expenses, acquisition fees and reimbursable expenses and depreciation and amortization expenses. Certain variances on a “same store” basis are not indicative of the actual variance between periods. We expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as we acquire additional properties.

Comparison of the Years Ended December 31, 2012 and 2011

The following table provides summary information about our results of operations for the year ended December 31, 2012 and 2011:

	Year Ended December 31,		Increase/ (Decrease)	Percentage Change
	2012	2011
Rental income	$22,133,285	$13,223,384	$8,909,901	67%
Property expense recoveries	$3,356,733	$1,785,486	$1,571,247	88%
Asset management fees to affiliates	$1,882,473	$1,083,304	$799,169	74%
Property management fees to affiliates	$669,523	$377,078	$292,445	78%
Property operating expense	$542,373	$—	$542,373	100%
Property tax expense	$2,701,126	$1,785,486	$915,640	51%
Acquisition fees and expenses to non-affiliates	$1,332,385	$1,560,974	$(228,589)	(15%)
Acquisition fees and expenses to affiliates	$4,816,500	$1,680,000	$3,136,500	187%
General and administrative expenses	$2,033,401	$1,748,334	$285,067	16%
Depreciation and amortization	$9,426,785	$5,608,669	$3,818,116	68%
Interest expense	$7,760,015	$5,787,676	$1,972,339	34%

Rental Income

Rental income for the year ended December 31, 2012 is comprised of rental income of $20.4 million, adjustments to straight-line contractual rent of $1.4 million, and in-place lease valuation amortization of $0.3 million. Rental income for the year ended December 31, 2012 increased by $8.9 million compared to the same period a year ago as a result of (1) $0.1 million in additional rental income as a result of a rent increase related to the Plainfield property, which took effect July 2011; (2) $1.5 million in additional rental income related to the LTI property as it included one full year of activity compared to approximately six months of activity in the prior year; (3) $6.8 million in additional rental income related to the real estate acquired during the year ended December 31, 2012; and (4) $0.5 million in additional straight-line adjustments to contractual rent and in-place lease valuation amortization.

Property Expense Recoveries

Also included as a component of revenue is the recovery of property operating expenses, which increased by $1.6 million compared to the same period a year ago as a result of (1) $1.2 million in property expense recoveries for common area maintenance (“CAM”) costs of which there were none in the prior year; and (2) $0.4 million increase in property tax recoveries related to the acquisitions of additional real estate made during the year ended December 31, 2012.

Property Expenses

Property expenses for the year ended December 31, 2012 and 2011 totaled $5.7 million and $3.2 million, respectively, consisting of asset management fees, property management fees, property operating expenses, and property taxes. The total increase of $2.5 million compared to the same period a year ago is a result of (1) $0.8 million in asset management fees, of which $0.6 million relates to current year acquisitions; (2) $0.3 million in property management fees, of which $0.2 million relates to current year acquisitions; (3) $0.9 million in property taxes, of which $0.6 million relates to current year acquisitions; and (4) $0.5 million in property operating expenses related to certain real estate for which we paid certain operating and capital expenses on behalf of the tenant and recovered through estimated monthly CAM reimbursements. In the prior year, none of the leases for our properties contained such provisions.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates, which totaled $1.3 million for the year ended December 31, 2012, decreased by $0.2 million compared to the year ended December 31, 2011. Real estate acquisition fees and expenses to affiliates of $4.8 million represent the acquisition fees and expense reimbursement due to our advisor for the seven property acquisitions made in the current period, compared to the prior period in which there was only one acquisition and acquisition fees and expense reimbursement to affiliates totaled $1.7 million.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2012 increased by $0.3 million compared to the same period a year ago due to increased operating activity as discussed below. General and administrative expenses for the year ended December 31, 2012 totaled $2.0 million consisting of accounting and legal fees of $0.7 million, directors’ and officers’ insurance of $0.2 million, bank and transfer agent fees of $0.4 million, allocated personnel and rent costs incurred by our advisor of $0.4 million as well as other expenses totaling $0.3 million. The total of $0.3 million in other expenses consisted of board of directors’ fees and expenses ($0.1 million), filing fees ($0.1 million), and printing costs ($0.1 million).

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2012 consisted of depreciation of building and building improvements of our properties of $4.6 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $4.8 million. The increase of $3.8 million as compared to the year ended December 31, 2011 is a result of additional depreciation and amortization of (1) $3.0 million related to the acquisitions made during the year ended December 31, 2012; and (2) $0.8 million related to the LTI property, which includes a full year of activity compared to approximately six months of activity in the prior year.

Interest Expense

Interest expense for the year ended December 31, 2012 increased by approximately $2.0 million compared to the same period in 2011 due to the following: (1) $0.7 million in additional mortgage interest expense related to the LTI mortgage debt for which there was a full year of activity compared to approximately six months of activity in the prior year; (2) $0.2 million in additional mortgage interest expense related to the GE mortgage debt, which was assumed in the current year; (3) $1.6 million in additional interest expense related to the Credit Facility (discussed below) as a result of the additional acquisitions made during the year ended December 31, 2012; and (4) $0.4 million in additional amortization of deferred financing costs related to acquisitions and expansion of the Credit Facility as discussed in Note 4, Debt. These increases are offset by (1) a $0.8 million decrease in interest expense on the Credit Facility as a result of lower interest rates pursuant to the amended and restated credit agreement with KeyBank effective November 18, 2011 discussed in Note 4, Debt, to the consolidated financial statements; and (2) a $0.1 million decrease in interest expense on the Mezzanine and Bridge Loans as a result of principal payments made during the period, as discussed in Note 4, Debt, to the consolidated financial statements.

Comparison of the Years Ended December 31, 2011 and 2010

The following table provides summary information about our results of operations for the year ended December 31, 2011 and 2010:

	Year Ended December 31,			Percentage Change
	2011	2010	Increase
Rental income	$13,223,384	$6,509,724	$6,713,660	103%
Property tax recovery	$1,785,486	$755,370	$1,030,116	136%
Asset management fees to affiliates	$1,083,304	$560,141	$523,163	93%
Property management fees to affiliates	$377,078	$188,793	$188,285	100%
Property tax expense	$1,785,486	$755,370	$1,030,116	136%
Acquisition fees and expenses to non-affiliates (1)	$1,560,974	$473,790	$1,087,184	229%
Acquisition fees and expenses to affiliates (1)	$1,680,000	$1,629,344	$50,656	3%
General and administrative expenses	$1,748,334	$1,359,686	$388,648	29%
Depreciation and amortization	$5,608,669	$2,941,676	$2,666,993	91%
Interest expense	$5,787,676	$3,170,029	$2,617,647	83%

(1)	Acquisition fees and expenses have been reclassified to conform to the current period presentation. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements.

Rental Income

Rental income for the year ended December 31, 2011 is comprised of rental income of $12.0 million, adjustments to straight-line contractual rent of $0.8 million, and in-place lease valuation amortization of $0.4 million. Rental income for the year ended December 31, 2011 increased by $6.7 million compared to the same period in the prior year as a result of (1) $3.2 million in additional rental income related to the real estate acquired in the prior period subsequent to June 30, 2010 and $2.6 million related to the real estate acquired during the year ended December 31, 2011; (2) an increase in adjustments to straight-line contractual rent of $0.3 million; and (3) increased in-place lease valuation amortization of approximately $0.6 million. Also included as a component of revenue is the recovery of property taxes, which increased by $1.0 million compared to the same period in the prior year as a result of the acquisition of additional real estate.

Property Expenses

Property operating expenses for the year ended December 31, 2011 and 2010 totaled $3.2 million and $1.5 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the year ended December 31, 2011 compared to the same period in the prior year of $1.7 million is a result of $0.5 million in asset management fees, $0.2 million in property management fees and $1.0 million in property taxes for the real estate acquired subsequent to June 30, 2010.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates for the year ended December 31, 2011 increased by $1.1 million compared to the year ended December 31, 2010 and consisted of $1.2 million in acquisition expenses related to the acquisition of the LTI property and $0.4 million in acquisitions expenses related to potential future acquisitions. Real estate acquisitions fees and expenses to affiliates of $1.7 million represent the acquisition fees and expenses due to our advisor for the LTI property acquisition.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2011 increased by $0.4 million compared to the same period a year ago due to increased operating activity and to a decrease in the adjustment to organizational costs as discussed below. General and administrative expenses for the year ended December 31, 2011 totaled $1.7 million consisting of accounting and legal fees of $0.6 million, directors’ and officers’ insurance of $0.2 million, bank and transfer agent fees of $0.2 million, allocated personnel and rent costs incurred by our advisor of $0.3 million as well as other expenses totaling $0.4 million. The total of $0.4 million in other expenses consisted mostly of board of directors’ fees ($0.1 million), filing fees ($0.1 million), non-acquisition closing costs related to the amendment to the credit facility we obtained from KeyBank on June 4, 2010 (discussed below in the Liquidity and Capital Resources section) and printing costs ($0.1 million in total), and organizational costs ($0.1 million). In 2010 and 2011, organizational costs were adjusted as a result of the amount of organizational costs incurred, which exceeded the limitations that our advisor is subject to, as set forth in our Second Amended and Restated Advisory Agreement and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. Organizational costs were adjusted downward by $0.1 million for the year ended December 31, 2010 compared to an upward adjustment for the year ended December 31, 2011 of $0.01 million.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2011 consisted of depreciation of building and building improvements of our properties of $3.0 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $2.6 million. The increase of $2.7 million as compared to the year ended December 31, 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010.

Interest Expense

Interest expense for the year ended December 31, 2011 increased by $2.6 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $1.5 million in interest expense related to the assumption of the LTI mortgage debt and additional expense related to the Emporia Partners mortgage debt; (2) $0.5 million in additional interest expense related to the Credit Facility (discussed below in the Liquidity and Capital Resources section); (3) $0.2 million in interest expense related to the bridge loan obtained from KeyBank on December 30, 2010 (discussed below in the Liquidity and Capital Resources section); and (4) a decrease of $0.1 million in interest expense related to the refinancing of the Renfro property debt and debt premium amortization. The increase in interest expense for the year ended December 31, 2011 also includes the increase in amortization of deferred financing costs of $0.5 million.

Funds from Operations and Modified Funds from Operations

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-operating cash items such as acquisitions fees and expenses and certain non-cash items such as straight-line rent, amortization of in-place lease valuations, amortization of discounts and premiums on debt investments, nonrecurring impairments of real estate-related investments, mark-to-market adjustments included in net income (loss), and nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Management is responsible for managing interest rate, hedge and foreign exchange risk. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, we have entered into interest rate cap agreements and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations, assessments regarding general market conditions, and the specific performance of properties owned, which can change over time. No less frequently than annually, we evaluate events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, we assess whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) expected from the use of the assets and the eventual disposition. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges through operational net revenues or cash flows prior to any liquidity event.

We adopted the IPA MFFO Guideline, as management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•

Straight-line rent. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, it is added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•

Amortization of in-place lease valuation. As this item is a cash flow adjustment made to net income in calculating the cash flows provided by (used in) operating activities, it is added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. We were organized primarily with the purpose of acquiring or investing in income-producing real property in order to generate operational income and cash flow that will allow us to provide regular cash distributions to our stockholders. In the process, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP, are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss). These costs have been and will continue to be funded with cash proceeds from our primary offering or included as a component of the amount borrowed to acquire such real estate. If we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless our Advisor determines to waive the payment of any then-outstanding acquisition-related costs otherwise payable to our Advisor, such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Acquisition-related costs may negatively affect our operating results, cash flows from operating activities and cash available to fund distributions during periods in which properties are acquired, as the proceeds to fund these costs would otherwise be invested in other real estate related assets. By excluding acquisition-related costs, MFFO may not provide an accurate indicator of our operating performance during periods in which acquisitions are made. However, it can provide an indication of our on-going ability to generate cash flow from operations and continue as a going concern after we cease to acquire properties on a frequent and regular basis, which can be compared to the MFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to ours. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value. The use of MFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. MFFO is useful in assisting management and investors in assessing our on-going ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. However, MFFO is not a useful measure in evaluating NAV because impairments are taken into account in determining NAV but not in determining MFFO. Therefore, FFO and MFFO should not be viewed as more prominent a measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
Net Loss	$(5,674,018)	$(4,621,498)	$(3,809,088)
Adjustments:
Depreciation of building and improvements	4,636,201	2,972,532	1,884,394
Amortization of intangible assets	4,790,584	2,636,137	1,057,282

FFO/(FFO deficit)	$3,752,767	$987,171	$(867,412)

Reconciliation of FFO MFFO
FFO/(FFO deficit)	$3,752,767	$987,171	$(867,412)
Adjustments:
Acquisition fees and expenses to non-affiliates	1,332,385	1,560,974	473,790
Acquisition fees and expenses to affiliates	4,816,500	1,680,000	1,629,344
Revenues in excess of cash received (straight-line rents)	(1,385,339)	(811,691)	(465,225)
Amortization of above/(below) market rent	(301,151)	(381,670)	61,604

MFFO	$8,215,162	$3,034,784	$832,101

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of debt service on our outstanding indebtedness, including repayment of the Credit Facility, Key Bank Bridge Loan, and assumed mortgage loans discussed below, and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from our offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Credit Facility

On January 31, 2012, we, through the Operating Partnership and four wholly-owned special purpose entities (“SPEs”) entered into that certain Joinder Agreement (the “Joinder Agreement”) with KeyBank and North Shore Community Bank & Trust Company (the “Subsequent Lender”), pursuant to which the Subsequent Lender agreed to become a lender party to the Restated KeyBank Credit Agreement, and agreed to provide a financing commitment of up to $10.0 million. Pursuant to the Joinder Agreement, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $80.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

On February 8, 2012 the unused borrowing base availability on the revolver of $1.7 million was drawn upon and was used to pay down the Mezzanine Loan discussed below.

On March 16, 2012, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $115.0 million when Regions Bank agreed to become a participating lender to the Restated KeyBank Credit Agreement, providing a financing commitment of up to $35.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

On September 21, 2012, we, through our Operating Partnership and certain of our Operating Partnership’s wholly-owned SPEs entered into a joinder agreement with KeyBank and Fifth Third Bank, pursuant to which Fifth Third Bank agreed to become a lender party to the Restated KeyBank Credit Agreement, and agreed to provide a financing commitment of up to $35.0 million. As a result, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $150.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

On December 4, 2012, we, through our Operating Partnership and certain of our Operating Partnership’s wholly-owned, property-owning SPEs entered into a joinder agreement with KeyBank and Union Bank, pursuant to which Union Bank agreed to become a lender party to the revised revolving credit facility by and between our Operating Partnership and a syndicate of lenders whose lead administrative agent is KeyBank, and agreed to provide a financing commitment of up to $25 million. As a result, the total commitment under the Restated KeyBank Credit Agreement has now increased to an aggregate of $175 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

As of December 31, 2012, approximately $129.0 million of the Credit Facility was utilized, which is secured by the Renfro, Will Partners, ITT, Quad/Graphics, AT&T, Westinghouse, Travelers, Zeller Plastik, Northrop Grumman, and Health Net properties. Per the terms of the revised Credit Facility, the maximum loan available is the lesser of the total commitments ($175.0 million) or the aggregate borrowing base availability ($129.0 million). Therefore, the borrowing base availability was fully utilized as of December 31, 2012.

Mezzanine Loan

On January 31, 2012, a property-owning special purpose entity wholly-owned by our Operating Partnership (the “Property SPE”) entered into a mezzanine loan agreement in which KeyBank serves as the initial lender with a total commitment of $15.0 million (the “Mezzanine Loan”). In connection with the acquisition of the AT&T property, on January 31, 2012, the Property SPE made a draw of $12.4 million from the Mezzanine Loan to partially finance such acquisition. The terms of the Mezzanine Loan required the proceeds of the Mezzanine Loan be used to acquire the AT&T, Westinghouse and GE properties and other potential acquisitions through the maturity date, July 31, 2012. The terms also required periodic payments equal to the net equity raised in our public offering, subject to a monthly minimum amount of $4.0 million. Pursuant to a financial covenant requirement in the Mezzanine Loan, gross proceeds from equity raised were subject to a monthly minimum amount of $4.0 million for the first three months of the six-month term and $5.0 million thereafter.

In connection with the acquisition of the Westinghouse property on March 22, 2012, the Property SPE made a draw of $9.0 million from the Mezzanine Loan partially to finance such acquisition. On May 31, 2012, the property SPE made a draw of $8.5 million of which approximately $6.0 million was used to partially finance the acquisition of the GE property and the remainder used to pay our advisor for acquisition fees and expenses in connection with the AT&T, Westinghouse, and GE property acquisitions. The Mezzanine Loan was paid in full on July 31, 2012.

Bridge Loan

On June 29, 2012, we, through our Operating Partnership, entered into a bridge loan with KeyBank (the “Bridge Loan”) and thereby obtained $6.2 million to partially fund the acquisition of the Travelers property. The Bridge Loan had a term of four months was paid in full on August 31, 2012.

Bridge Credit Agreement

On December 11, 2012, we, through nine property-owning SPEs wholly-owned by the Operating Partnership, entered into a $25.0 million bridge credit agreement (the “Bridge Credit Agreement”) in which KeyBank serves as the initial lender with a commitment of $15.0 million (the “KeyBank Bridge Loan”). On December 19, 2012, Fifth Third Bank joined the Bridge Credit Agreement with a commitment of $10.0 million. The Bridge Credit Agreement has a term of 11 months. Pursuant to a financial covenant requirement in the Bridge Credit Agreement, gross proceeds from equity raised are subject to a monthly minimum amount of $5.0 million. The Bridge Credit Agreement also requires weekly payments of 100% of the net equity proceeds of our Public Offering (after deduction of certain fees and any portion of such proceeds required to pay distributions to our stockholders, if any) and may be prepaid at any time, without penalty.

On December 18, 2012, the Health Net property SPE borrowed $2.0 million to partially fund the acquisition of the Health Net property and on December 28, 2012, the $2.0 million was paid in full.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, including debt assumed in a real estate acquisition transaction, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with proceeds received in our Public Offering and operating cash flows generated from our properties and other properties we acquire in the future. All advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.

Our cash and cash equivalent balances increased by $0.2 million during the year ended December 31, 2012 and were used in or provided by the following:

Operating Activities. During the year ended December 31, 2012, we generated $5.1 million of net cash from operating activities, compared to $1.2 million used during the same period in 2011. The net loss in the current period is offset by (1) non-cash adjustments of $8.7 million (consisting mainly of depreciation and amortization of $10.1 million less deferred rent of $1.4 million), which increased compared to the same period in 2011 in which the same non-cash adjustments totaled $5.0 million, as a result of the increase in depreciation and amortization and deferred rent related to the properties acquired during the year ended December 31, 2012; and (2) cash provided by working capital of $2.1 million compared to cash used for working capital of $2.4 million for the year ended December 31, 2011. The increase in working capital is due to a $0.4 million increase in redemptions payable and the net increase in accounts payables and accrued liabilities of $2.0 million in the current period, which primarily consists of (1) $0.9 million in prepaid rent; (3) $0.1 million in CAM reconciliation adjustments; (4) $0.4 million increase in property taxes primarily related to the Travelers property; and (5) $0.3 million in interest payable for the property acquisitions made during the year ended December 31, 2012.

Investing Activities. During the year ended December 31, 2012, we used $154.1 million in cash for investing activities related to (1) $160.6 million for the acquisitions made in the current period, less the assumed GE mortgage debt of $6.9 million and less real estate acquisition deposits made in the prior year of $0.9 million; (2) $0.8 million in real estate acquisition deposits; and (3) $0.5 million for improvements to real estate and construction-in-progress payments mainly related to the AT&T and Travelers properties. During the same period a year ago, there was one acquisition made.

Financing Activities. During the year ended December 31, 2012, we generated $149.3 million in financing activities as compared to $19.6 million generated during the same period a year ago, an increase in cash provided by financing activities of $129.7 million. The increase in cash generated is the net result of a $151.7 million increase in the change in cash provided by financing activities compared to the prior year and a $22.0 million decrease in the change in cash used in financing activities compared to the prior year. The $151.7 million increase is comprised of: (1) an increase of $119.1 million in proceeds from borrowing on the Credit Facility, Mezzanine Loan and bridge loans discussed above; and (2) an increase of $32.6 million in the issuance of common stock during the year ended December 31, 2012, compared to the same period a year ago. The $22.0 million decrease consists of the following: (1) an increase of $17.9 million in loan repayments for the Mezzanine Loan and bridge loans discussed above; (2) a $0.4 million increase in loan amortization compared to the same period a year ago due primarily to the amortization of the LTI and GE mortgage debt; (3) a $2.1 million increase in distribution payments; (4) a $0.2 million increase in common stock and noncontrolling interests repurchases; and (5) an increase in deferred financing costs of $1.4 million related to the borrowings on the Credit Facility, Mezzanine Loan, and bridge loans as a result of the AT&T, Westinghouse, GE, Travelers, Zeller Plastik, Northrop Grumman, and Health Net property acquisitions.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to pay distributions regularly unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the “Code”). The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We have funded distributions with operating cash flow from our properties and offering proceeds raised in our Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the years ended December 31, 2012, 2011, and 2010:

	December 31, 2012			December 31, 2011		December 31, 2010
Distributions paid in cash — noncontrolling interests	$2,334,972			$2,088,338		$1,532,894
Distributions paid in cash — redeemable noncontrolling interests (1)	358,617			358,534		176,811
Distributions paid in cash — common stockholders	3,164,685			1,346,358		405,241
Distributions reinvested (shares issued)	2,732,270			908,930		161,816

Total distributions	$8,590,544	(2)		$4,702,160		$2,276,762

Source of distributions:
Cash flows provided by (used in) operations (3)	$5,058,053		59%	$—	0%	$—	0%
Proceeds from issuance of common stock (including distributions reinvested pursuant to distribution reinvestment plan) (4)	3,532,491		41%	4,702,160	100%	2,276,762	100%

Total sources	$8,590,544		100%	$4,702,160	100%	$2,276,762	100%

(1)

Distributions represent the actual payments made to redeemable noncontrolling interests. These distributions are allocated to common stockholders (see consolidated statements of operations and comprehensive loss for the year ended December 31, 2012) and noncontrolling interests (see consolidated statements of equity for the year ended December 31, 2012) based on their respective ownership percentages as of December 31, 2012.
(2)	Total distributions declared but not paid as of December 31, 2012 were $0.4 million and $0.2 million for common stockholders and noncontrolling interests (including our advisor), respectively.
(3)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(4)	The terms of the Mezzanine Loan and the bridge loans required periodic payments throughout the month equal to the net equity raised in our public offering, subject to a monthly minimum, as discussed in Note 4, Debt. During the year ended December 31, 2012, proceeds from the issuance of common stock were used to pay down the principal balances of the Mezzanine and bridge loans in full totaling $38.1 million. Additionally, during most of the year ended December 31, 2011, proceeds from the issuance of common stock were used to pay down the principal balance of prior bridge loans dated December 30, 2010 and May 13, 2011 totaling $20.2 million.

For the year ended December 31, 2012, we paid and declared distributions of approximately $6.1 million to common stockholders including shares issued pursuant to the distribution reinvestment plan, and approximately $2.7 million to the limited partners of our Operating Partnership, as compared to FFO and MFFO for the year ended December 31, 2012 of $3.8 million and $8.2 million, respectively. The payment of distributions from sources other than FFO or MFFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2012:

	Payments Due During the Years Ending December 31,
	Total		2013	2014-2015	2016-2017	Thereafter
Outstanding debt obligations (1)	$194,360,005	(2)	$1,396,049	$132,090,395	$39,320,413	$21,553,148
Interest on outstanding debt obligations (3)	23,891,496		7,861,340	11,604,886	3,851,641	573,629

Total	$218,251,501		$9,257,389	$143,695,281	$43,172,054	$22,126,777

(1)	Amounts include principal payments only. As of December 31, 2012, the total Credit Facility was $129.0 million and is due on November 18, 2014, assuming the one-year extension is exercised.
(2)	The payments on the LTI and GE mortgage debt do not include the premium of $0.3 million and $0.2 million, respectively.
(3)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2012.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Share Re-pricing

On February 15, 2013, our board of directors announced a revised share offering price of $10.28 per share for the remainder of our Primary Public Offering and our follow-on offering, based on the NAV as of December 31, 2012. See Supplement No. 10 for more details.

Subsequent Events

See Note 10, Subsequent Events, to the consolidated financial statements.

Financial Statements

The financial statements listed below are contained in this supplement:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Griffin Capital Essential Asset REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Griffin Capital Essential Asset REIT, Inc., formerly Griffin Capital Net Lease REIT, Inc., (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Griffin Capital Essential Asset REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California

February 28, 2013

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$5,672,611	$5,429,440
Restricted cash	5,569,678	1,879,865
Due from affiliates, net	—	459,521
Real estate:
Land	50,952,519	27,003,796
Building and improvements	209,056,922	110,929,358
Tenant origination and absorption cost	68,333,173	34,400,671

Total real estate	328,342,614	172,333,825
Less: accumulated depreciation and amortization	(18,898,049)	(9,471,264)

Total real estate, net	309,444,565	162,862,561
Above market leases, net	6,981,667	1,515,938
Deferred rent	2,869,025	1,483,686
Deferred financing costs, net	2,148,377	1,012,677
Prepaid expenses and other assets	1,360,495	451,414
Real estate acquisition deposits	750,000	850,000

Total assets	$334,796,418	$175,945,102

LIABILITIES AND EQUITY
Debt:
Mortgage payable, plus unamortized premium of $452,283 and $357,815, respectively	$65,782,288	$60,032,962
Credit Facility	129,030,000	35,395,985

Total debt	194,812,288	95,428,947
Restricted reserves	4,447,560	761,047
Accounts payable and other liabilities	3,611,431	1,238,340
Distributions payable	620,839	412,221
Due to affiliates	520,951	—
Below market leases, net	9,176,658	9,289,407

Total liabilities	213,189,727	107,129,962

Commitments and contingencies (Note 7)
Noncontrolling interests subject to redemption, 531,000 units eligible towards redemption as of December 31, 2012 and 2011	4,886,686	4,886,686
Common stock subject to redemption	3,439,347	1,070,490
Stockholders’ equity:
Preferred stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of December 31, 2012 and 2011	—	—
Common stock, $0.001 par value; 700,000,000 shares authorized; 13,376,868 and 5,667,551 shares outstanding, as of December 31, 2012 and 2011, respectively	133,565	56,611
Additional paid-in capital	112,794,444	47,872,560
Cumulative distributions	(9,192,318)	(3,085,438)
Accumulated deficit	(7,966,871)	(3,772,346)

Total stockholders’ equity	95,768,820	41,071,387
Noncontrolling interests	17,511,838	21,786,577

Total equity	113,280,658	62,857,964

Total liabilities and equity	$334,796,418	$175,945,102

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2012	2011	2010
Revenue:
Rental income	$22,133,285	$13,223,384	$6,509,724
Property expense recoveries	3,356,733	1,785,486	755,370

Total revenue	25,490,018	15,008,870	7,265,094

Expenses:
Asset management fees to affiliates	1,882,473	1,083,304	560,141
Property management fees to affiliates	669,523	377,078	188,793
Property operating expense	542,373	—	—
Property tax expense	2,701,126	1,785,486	755,370
Acquisition fees and expenses to non- affiliates	1,332,385	1,560,974	473,790
Acquisition fees and expenses to affiliates	4,816,500	1,680,000	1,629,344
General and administrative expenses	2,033,401	1,748,334	1,359,686
Depreciation and amortization	9,426,785	5,608,669	2,941,676

Total expenses	23,404,566	13,843,845	7,908,800

Income (loss) from operations	2,085,452	1,165,025	(643,706)
Other income (expense):
Interest expense	(7,760,015)	(5,787,676)	(3,170,029)
Interest income	545	1,153	4,647

Net loss	(5,674,018)	(4,621,498)	(3,809,088)
Distributions to redeemable noncontrolling interests attributable to common stockholders	(259,612)	(188,759)	—

Net loss including distributions to redeemable noncontrolling interests attributable to common stockholders	(5,933,630)	(4,810,257)	(3,809,088)

Net loss attributable to noncontrolling interests	(1,739,105)	(2,274,789)	(2,818,725)

Net loss attributable to common stockholders	$(4,194,525)	$(2,535,468)	$(990,363)

Net loss attributable to common stockholders per share, basic and diluted	$(0.46)	$(0.72)	$(1.08)

Weighted average number of common shares outstanding, basic and diluted	9,073,641	3,517,692	919,833

Comprehensive loss	$(5,674,018)	$(4,621,498)	$(3,809,088)

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In	Cumulative	Accumulated	Total Stockholders’	Non- controlling	Total
	Shares	Amount	Capital	Distributions	Deficit	Equity	Interests	Equity
BALANCE December 31, 2009	252,319	$2,523	$928,009	$(92,834)	$(246,515)	$591,183	$17,678,748	$18,269,931
Gross proceeds from issuance of common stock	1,575,040	15,736	15,727,108	—	—	15,742,844	—	15,742,844
Discount on issuance of common stock	—	—	(21,635)	—	—	(21,635)	—	(21,635)
Offering costs including dealer manager fees to affiliates	—	—	(1,192,014)	—	—	(1,192,014)	—	(1,192,014)
Distributions to common stockholders	—	—	—	(458,682)	—	(458,682)	—	(458,682)
Issuance of shares for distribution reinvestment plan	17,033	170	161,646	(161,816)	—	—	—	—
Additions to common stock subject to redemption	947	9	(161,825)	—	—	(161,816)	—	(161,816)
Contribution of noncontrolling interests	—	—	—	—	—	—	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(4,886,686)	(4,886,686)
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,568,275)	(1,568,275)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(207,262)	(207,262)
Net loss	—	—	—	—	(990,363)	(990,363)	(2,818,725)	(3,809,088)

BALANCE December 31, 2010	1,845,339	18,438	15,441,289	(713,332)	(1,236,878)	13,509,517	18,577,800	32,087,317
Gross proceeds from issuance of common stock	3,738,535	37,384	37,347,981	—	—	37,385,365	—	37,385,365
Discount on issuance of common stock	—	—	(166,710)	—	—	(166,710)	—	(166,710)
Offering costs including dealer manager fees to affiliates	—	—	(4,636,711)	—	—	(4,636,711)	—	(4,636,711)
Distributions to common stockholders	—	—	—	(1,463,176)	—	(1,463,176)	—	(1,463,176)
Issuance of shares for distribution reinvestment plan	95,677	909	908,021	(908,930)	—	—	—	—
Repurchase of common stock	(12,000)	(120)	(112,380)	—	—	(112,500)	—	(112,500)
Additions to common stock subject to redemption	—	—	(908,930)	—	—	(908,930)	—	(908,930)
Contribution of noncontrolling interests	—	—	—	—	—	—	7,788,990	7,788,990
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,135,649)	(2,135,649)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(169,775)	(169,775)
Net loss	—	—	—	—	(2,535,468)	(2,535,468)	(2,274,789)	(4,810,257)

BALANCE December 31, 2011	5,667,551	$56,611	$47,872,560	$(3,085,438)	$(3,772,346)	$41,071,387	$21,786,577	$62,857,964
Gross proceeds from issuance of common stock	7,444,210	74,442	74,367,658	—	—	74,442,100	—	74,442,100
Discount on issuance of common stock	—	—	(357,641)	—	—	(357,641)	—	(357,641)
Offering costs including dealer manager fees to affiliates	—	—	(8,855,762)	—	—	(8,855,762)	—	(8,855,762)
Distributions to common stockholders	—	—	—	(3,374,610)	—	(3,374,610)	—	(3,374,610)
Issuance of shares for distribution reinvestment plan	287,607	2,732	2,729,538	(2,732,270)	—	—	—	—
Repurchase of common stock	(22,500)	(220)	(219,130)	—	—	(219,350)	—	(219,350)
Repurchase of noncontrolling interests			(10,509)			(10,509)	(102,964)	(113,473)
Additions to common stock subject to redemption	—	—	(2,732,270)	—	—	(2,732,270)	—	(2,732,270)
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,333,749)	(2,333,749)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(98,921)	(98,921)
Net loss	—	—	—	—	(4,194,525)	(4,194,525)	(1,739,105)	(5,933,630)

BALANCE December 31, 2012	13,376,868	$133,565	$112,794,444	$(9,192,318)	$(7,966,871)	$95,768,820	$17,511,838	$113,280,658

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
Operating Activities:
Net loss	$(5,674,018)	$(4,621,498)	$(3,809,088)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation of building and building improvements	4,636,201	2,972,532	1,884,394
Amortization of intangible assets	4,790,584	2,636,137	1,057,282
Amortization of above and below market leases	(301,151)	(381,670)	61,604
Amortization of deferring financing costs	1,030,961	647,174	156,099
Amortization of debt premium	(116,954)	(54,483)	—
Deferred rent	(1,385,339)	(811,691)	(465,225)
Property maintenance funded from restricted cash reserves	1,700	511	—
Funding of restricted cash reserves	(5,000)	—	—
Change in operating assets and liabilities:
Due from affiliates, net	459,521	(459,521)	—
Prepaid expenses and other assets	(909,081)	(2,931)	8,539
Accounts payable and other liabilities	2,009,678	371,768	(176,423)
Due to affiliates, net	520,951	(1,480,570)	458,044

Net cash provided by (used in) operating activities	5,058,053	(1,184,242)	(824,774)

Investing Activities:
Acquisition of properties, including reserves	(152,791,730)	(13,785,562)	(38,754,607)
Real estate acquisition deposits	(750,000)	(850,000)	—
Improvements to real estate	(255,417)	—	(452,615)
Improvements funded from restricted cash reserves	—	—	452,615
Payments for construction-in-progress	(269,276)	(15,195)	—

Net cash used in investing activities	(154,066,423)	(14,650,757)	(38,754,607)

Financing Activities:
Proceeds from borrowings	131,734,015	12,695,985	42,871,500
Principal payoff of secured indebtedness	(38,100,000)	(20,171,500)	(12,911,990)
Principal amortization payments on secured indebtedness	(1,253,413)	(879,532)	(422,423)
Deferred financing costs	(2,166,661)	(692,800)	(1,123,150)
Issuance of common stock, net	65,228,697	32,581,944	14,529,195
Repurchase of common stock	(219,350)	(112,500)	—
Repurchase of noncontrolling interests	(113,473)	—	—
Distributions to noncontrolling interests	(2,693,589)	(2,258,112)	(1,709,708)
Distributions to common stockholders	(3,164,685)	(1,535,118)	(405,243)

Net cash provided by financing activities	149,251,541	19,628,367	40,828,181

Net increase in cash and cash equivalents	243,171	3,793,368	1,248,800
Cash and cash equivalents at the beginning of the period	5,429,440	1,636,072	387,272

Cash and cash equivalents at the end of the period	$5,672,611	$5,429,440	$1,636,072

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$6,188,496	$4,788,851	$2,847,765
Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash — assumed upon acquisition/contribution of real estate assets by non-affiliates/affiliates	$3,528,775	$—	$646,096
Restricted cash — ongoing improvement reserve paid by tenant	$205,030	$205,030	$152,515
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates	$6,908,270	$34,837,746	$5,422,086
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$—	$7,788,990	$10,380,000
(Decrease)/increase in distributions payable to noncontrolling interests	$(1,307)	$47,312	$65,829
Increase in distributions payable to common stockholders	$209,925	$116,816	$53,439
Distributions to redeemable noncontrolling interests attributable to common stockholders as reflected on the consolidated statements of operations and comprehensive loss	$(259,612)	$(188,759)	$—
Common stock issued pursuant to the distribution reinvestment plan	$2,732,270	$908,930	$161,816
Common stock redemptions funded subsequent to year-end	$372,448	$9,250	$—

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1. Organization

Griffin Capital Essential Asset REIT, Inc. (formerly known as Griffin Capital Net Lease REIT, Inc.), a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company satisfied requisite financial and non-financial requirements and elected to be taxed as a REIT for the taxable year ended December 31, 2012. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offering. The Company’s Sponsor was formed in 1995 to engage principally in acquiring and developing office and industrial properties.

Griffin Capital Essential Asset Advisor, LLC (formerly known as The GC Net Lease REIT Advisor, LLC), a Delaware limited liability company (the “Advisor”), was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 9, 2010, the Company entered into its second amended and restated advisory agreement for the Public Offering (the “Second Amended and Restated Advisory Agreement”), which states that the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company. The officers of the Advisor are also officers of the Sponsor. The Second Amended and Restated Advisory Agreement has a one-year term, and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”), which included shares for sale pursuant to the distribution reinvestment plan (“DRP”). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public at $10.00 per share (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the DRP at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering. The term of the Public Offering was two years with an initial termination date of November 6, 2011, which was extended for one year to November 6, 2012 by the Company’s board of directors on September 14, 2011.

On August 6, 2012 the Company’s board of directors extended the Public Offering for 180 days to May 5, 2013 and approved a follow-on offering of up to $1.0 billion in shares of common stock of the Company, at a purchase price to be determined, and $100 million in shares of common stock of the Company pursuant to the DRP. The Company may continue to sell shares in the Public Offering until the earlier of 180 days after the third anniversary of the effective date of the Public Offering, November 6, 2012, or the effective date of the registration statement for the Company’s follow-on offering, which the Company initially filed with the SEC on August 29, 2012. The Company’s board of directors reserves the right to terminate the Public Offering at any time prior to May 5, 2013.

On February 15, 2013, the Company’s board of directors announced a revised share offering price of $10.28 per share for the remainder of the Company’s Primary Public Offering and the Company’s follow-on offering, based on the net asset value (the “NAV”) as of December 31, 2012. The NAV was substantially determined through a valuation of each of the properties the Company owned as of December 31, 2012 performed by an independent, third-party real estate valuation and advisory firm with extensive experience in the valuation of real estate, less management’s estimated fair market value of the in-place long-term debt as of December 31, 2012. The valuation methodologies used to determine the NAV involved subjective judgments, assumptions and

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

opinions, which are not audited. The Company offered shares of common stock in the Primary Public Offering at the initial price of $10.00 per share and offered shares of common stock pursuant to the DRP at the initial price of $9.50 per share through February 14, 2013. Effective on February 15, 2013, the Company began offering shares in the Primary Public Offering at $10.28 per share and through the DRP at a price equal to 95% of the revised offering share price, which is approximately $9.77 per share.

As of December 31, 2012 and 2011, the Company had 13,376,868 and 5,667,551 shares outstanding, respectively, under the Private Offering and the Public Offering, including shares issued pursuant to the DRP, less shares redeemed pursuant to the share redemption plan. As of December 31, 2012 and 2011, the Company had $3.4 million and $1.1 million, respectively, in shares issued pursuant to the DRP, which are classified on the attached balance sheet as common stock subject to redemption (See Note 7, Commitments and Contingencies — Share Redemption Program), and had redeemed $0.2 million and $0.1 million, respectively, of common stock pursuant to the share redemption plan.

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Sponsor’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

Griffin Capital Essential Asset Operating Partnership, L.P. (formerly known as The GC Net Lease REIT Operating Partnership, L.P.), a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000, and the Company contributed the initial $1,000 capital contribution, received from the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of December 31, 2012, the Company owned approximately 77% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of five properties to the Company, the Sponsor and certain of its affiliates, including the Company’s Chief Executive Officer and Chairman, Kevin A. Shields, and certain officers of the Company, owned approximately 15% of the limited partnership units of the Operating Partnership. The remaining approximately 8% of the limited partnership units were owned by third parties. During the year ended December 31, 2012, 11,907 limited partnership units of the Operating Partnership were redeemed for approximately $0.1 million. It is anticipated that the Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership may conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership. The TRS had no activity as of December 31, 2012.

The Company’s property manager is Griffin Capital Essential Asset Property Management, LLC (formerly known as The GC Net Lease REIT Property Management, LLC), a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager derives substantially all of its income from the property management services it performs for the Company.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Change in Consolidated Financial Statements Presentation

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation. The Company reclassified the portion of acquisition fees and expenses, which is owed to the Advisor, in order to show the balance separately as “Acquisition fees and expenses to affiliates” on the consolidated statements of operations and comprehensive loss for all periods presented. Previously, all acquisition fees and expenses had been presented in a combined total. Additionally, the Company removed interest income and interest expense as a component of total revenue and total expenses, respectively, on the consolidated statements of operations and comprehensive loss and now presents interest income and interest expense as non-operating other income (expense) for all periods presented. The Company also removed real estate acquisition deposits from prepaid expenses and other assets on the consolidated balance sheets and the consolidated statements of cash flows and now presents them as a separate line item for all periods presented.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of December 31, 2012 and 2011.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of December 31, 2012 and 2011.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements, taxes and insurance. As of December 31, 2012 and 2011, the balance of these reserves, included in the consolidated balance sheets as restricted cash, was $5.6 million and $1.9 million, respectively.

Real Estate

Purchase Price Allocation

The Company applies the provisions in ASC 805-10, “Business Combinations,” to account for business combinations. In accordance with the provisions of ASC 805-10, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

combination and, therefore, are expensed as incurred. Acquisition-related costs for the year ended December 31, 2012 totaled $6.1 million.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Depreciation expense for buildings and improvements for the years ended 2012, 2011 and 2010 was $4.6 million, $3.0 million, and $1.9 million, respectively.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the net present value of the estimated future cash flows of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of December 31, 2012 and 2011, there were no impairment indicators present that would have required the Company to record an impairment charge related to the real assets or intangible assets and liabilities.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. As of December 31, 2012, there were no leases that provide for contingent rental income.

During the year ended December 31, 2012 and 2011, the Company recognized deferred rent from tenants of $1.4 million and $0.8 million, respectively. As of December 31, 2012 and 2011, the cumulative deferred rent balance was $2.9 million and $1.5 million, respectively, and is included in deferred rent on the consolidated balance sheets.

Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance (“CAM”) expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. The Company records an estimate for real estate tax reimbursement and, for certain leases, CAM for building costs that the Company pays on behalf of the tenant and, if the lease provides, collects these estimated CAM reimbursements in equal monthly installments. At the end of the calendar year, the Company reconciles the estimated real estate tax and CAM paid by the tenant during the year to the actual amount incurred and adjusts the property tax and CAM recovery to reflect the actual amounts incurred. The adjustment, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances the lease may restrict the amount the Company can recover from the tenant such as a cap on certain property operating expenses. As of December 31, 2012, the Company had collected CAM reimbursements in excess of actual operating and certain capital expenses, and, as a result, the Company recorded an amount refundable to the tenant totaling $0.1 million, which is reflected in accounts payable and accrued liabilities on the consolidated balance sheets.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Organizational and Offering Costs

The initial organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and were reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and dealer manager fees) to be paid by the Company in connection with the Public Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing-related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The initial advisory agreement required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the Second Amended and Restated Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Second Amended and Restated Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings. As of December 31, 2011, organizational and offering costs incurred exceeded such limitations by $0.7 million, thereby the Advisor would become liable to the Company for the excess amount incurred if the Public Offering was terminated on that date. As a result, the Company recorded a corresponding receivable net of other fees due to the Advisor and affiliates. As of December 31, 2012, organizational and offering costs did not exceed the limitations. The Company will continue to monitor compliance with such limitations throughout the offering. (See Note 6, Related Party Transactions.)

On May 6, 2009, the Company sold the minimum amount of shares required and thereby became obligated to the Advisor for organizational and offering costs incurred on the Company’s behalf. Organizational and offering costs incurred, including those due to the Advisor, for the combined Private Offering and Public Offering are as follows:

	December 31, 2012	December 31, 2011
Cumulative offering costs — Private and Public Offerings	$16,153,585	$7,944,029

Cumulative organizational costs — Private and Public Offerings	$396,484	$373,953

Organizational and offering costs advanced by and due to the Advisor	$137,425	$26,735
Adjustment to organizational and offering costs pursuant to limitations the Advisor is subject to	—	(709,876)

Net due to/(from) Advisor (1)	$137,425	$(683,141)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

(1)	As of December 31, 2012 and 2011, these amounts are included in the Due from affiliates and Due to affiliates balances, respectively, on the consolidated balance sheets.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized to, and included as a component of, interest expense over the terms of the respective financing agreements. The Company’s deferred financing costs balance as of December 31, 2012 is comprised of financing costs incurred for the Credit Facility, Mezzanine Loan and Bridge Loan discussed in Note 4, Debt. As of December 31, 2012 and 2011, the Company’s deferred financing costs, net of amortization, were $2.1 million and $1.0 million, respectively.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiaries, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests on the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) allocated to noncontrolling interests is shown as a reduction to net income (loss) in calculating net income (loss) attributable to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Since redeemable noncontrolling interests are carried at the redemption amount, net income (loss) is not allocated to redeemable noncontrolling interests and distributions to redeemable noncontrolling interest holders are allocated between common stockholders and noncontrolling interests based on their respective weighted-average ownership percentage of the Operating Partnership. (See Note 5, Noncontrolling Interests.)

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of December 31, 2012.

Fair Value Measurements

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of December 31, 2012, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, and mortgage payable, as defined in Note 4, Debt. Other than the mortgage debt discussed in Note 4, Debt, the amounts of the financial instruments presented in the consolidated financial statements, including the Credit Facility, substantially approximate their fair value as of December 31, 2012 and 2011. The fair value of the mortgage debt assumed in conjunction with the acquisition of the Plainfield, Emporia Partners, LTI, and GE properties is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities as shown in the table below. The Company determined that the mortgage debt valuation in its entirety is classified in Level 3 of the fair value hierarchy and there were no transfers into and out of fair value measurement levels during the year ended December 31, 2012 and 2011.

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Fair Value	Carrying Value	Fair Value	Carrying Value
Plainfield	$22,833,914	$20,257,850	$21,912,937	$20,534,269

Emporia Partners	$5,307,403	$4,757,113	$5,225,659	$5,053,094

LTI (1)	$35,555,789	$33,476,326	$34,445,599	$34,445,599

GE (2)	$7,332,566	$6,838,716	—	—

(1)	The carrying value at December 31, 2012 includes a debt premium of $0.3 million.
(2)	The carrying value at December 31, 2012 includes a debt premium of $0.2 million.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

could materially adversely affect net income and net cash available for distribution to stockholders. As of December 31, 2012 the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary (“TRS”). In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. As of December 31, 2012 the TRS had not commenced operations.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding, including common stock equivalents. As of December 31, 2012 and 2011, there were no common stock equivalents that would have a dilutive effect on earnings per share for common stockholders.

Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months ended December 31, 2012. Distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.00184426 per day per share on the outstanding shares of common stock.

Segment Information

ASC Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company internally evaluates all of the properties and interests therein as one reportable segment.

Unaudited Data

Certain information used to describe the real estate investments included in the Company’s consolidated financial statements such as square footage, occupancy, and annualized gross base rent percentages, are presented on an unaudited basis.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company does not expect that the adoption of ASU 2011-01 will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15,

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2011. In December 2011, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. The Company’s adoption of the provisions in ASC 2011-05 did not impact the Company’s financial position or results of operations but it did have an impact on the presentation of the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. ASU 2011-04 has not had a material impact on the Company’s consolidated financial statements, nor does the Company expect it to have a material impact in the future.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

3. Real Estate

As of December 31, 2012, the Company’s real estate portfolio consisted of 14 properties including office, warehouse, and manufacturing facilities with a combined acquisition value of $325.2 million, including the allocation of the purchase price to above and below-market lease valuation.

2012 Acquisitions

During the year ended December 31, 2012, the Company acquired seven properties from unaffiliated parties, with the exception of the Northrop Grumman property, which was acquired from an affiliated entity. The aggregate purchase price of the acquisitions was $160.6 million as shown below.

Property	Acquisition Date	Tenant	Industry	Property Type	Purchase Price	Square Feet	Acquisition Fees and Reimbursable Expenses Paid to the Advisor (1)	Mortgage Loan Payable (2)	Credit Facility (3)	Other Debt Financing (3)	Year of Lease Expiration	2012 Gross Base Rent (4)
AT&T Redmond, WA	1/31/2012	AT&T Services, Inc.	Telecommunications	Office/ Data Center	$40,000,000	155,800	$1,200,000	$—	$22,000,000	$12,400,000	2019	$2,784,000
Westinghouse Cranberry Township, PA	3/22/2012	Westinghouse Electric Company, LLC	Engineering (Nuclear Fuel and Nuclear Services)	Engineering Facility	36,200,000	118,000	1,086,000	—	27,095,000	9,000,000	2025	2,235,000
GE Whippany, NJ	5/31/2012	GE Aviation Systems	Aerospace	Assembly/Manufacturing	13,000,000	114,300	390,000	6,908,270	—	5,971,385	2018	635,000
Travelers Greenwood Village (Denver), CO	6/29/2012	The Travelers Indemnity Company	Insurance	Office	16,100,000	131,000	483,000	—	9,660,000	6,200,000	2024	606,000
Zeller Plastik Libertyville, IL	11/8/2012	Zeller Plastik USA, Inc.	Consumer Products (Plastics)	Manufacturing	15,600,000	193,700	468,000	—	9,360,000	—	2022	184,000
Northrop Grumman Beavercreek (Dayton), OH	11/13/2012	Northrop Grumman Systems, Corp.	Aerospace	Office	17,000,000	99,200	510,000	—	10,200,000	—	2019	201,000
Health Net Rancho Cordova, CA	12/18/2012	Health Net of California, Inc.	Insurance	Office	22,650,000	145,900	679,500	—	13,590,000	2,000,000	2022	148,000

					$160,550,000	957,900	$4,816,500	$6,908,270	$91,905,000	$35,571,385		$6,793,000

(1)	The Advisor receives acquisition fees and expense reimbursements equal to 2.5% and 0.5% of the contract purchase price, respectively, for each property acquired. The total is included in acquisition fees and expenses to affiliates on the consolidated statements of operations and comprehensive loss.
(2)	Represents the balance of the mortgage loan payable assumed at the time of acquisition.
(3)	Represents borrowings from the Credit Facility, Mezzanine Loan, Bridge Loan, and Bridge Credit Agreement discussed in Note 4, Debt. The remaining purchase price was funded with net proceeds raised in the Public Offering.
(4)	Gross base rent is based on the contractual rental payments received during the year ended December 31, 2012.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

The following summarizes the purchase price allocation of the 2012 acquisitions.

Property	Land	Building and improvements	Tenant origination and absorption cost	In-place lease valuation- above/(below) market	Fair value premium on assumed mortgage debt	Total
AT&T	$6,770,223	$26,357,255	$6,063,085	$809,437	$—	$40,000,000
Westinghouse	2,650,000	22,024,952	7,070,642	4,454,406	—	36,200,000
GE	3,773,000	7,707,174	1,322,919	408,330	(211,423)	13,000,000
Travelers	2,600,000	9,062,597	4,437,403	—	—	16,100,000
Zeller Plastik	2,673,700	10,999,628	2,229,789	(303,117)	—	15,600,000
Northrop Grumman	1,300,000	11,444,600	4,743,245	(487,845)	—	17,000,000
Health Net	4,181,800	10,006,666	8,065,419	396,115	—	22,650,000

Total	$23,948,723	$97,602,872	$33,932,502	$5,277,326	$(211,423)	$160,550,000

2011 Acquisitions

During the year ended December 31, 2011, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired the co-tenancy interests in a single-story, lab and manufacturing headquarters facility located in Carlsbad, CA (“LTI property”) from 29 unaffiliated third party investors and one affiliated investor. Certain investors contributed all or a portion of their ownership interest in the LTI property in exchange for limited partnership units in the Operating Partnership. The LTI property is 100% leased to a single tenant, Life Technologies Corporation (“LTI”), on a net lease basis, which expires in 2022. The purchase price of the LTI property was $56.0 million. The Company caused the Operating Partnership to issue $7.8 million in limited partnership units to those contributing investors. The remaining purchase price was substantially financed with a bridge loan draw of $12.3 million and the assumption of existing mortgage loan of $34.4 million ($34.8 million at estimated fair value including the premium of $0.4 million). Total acquisitions fees and expense reimbursements paid to the Advisor for this acquisition totaled $1.7 million. Total rental income for the LTI property for the year ended December 31, 2011 was $2.6 million, consisting of approximately eight months of rent based on an acquisition date of May 13, 2011.

The purchase price of the LTI property was allocated as follows:

Land	$15,300,000
Building and improvements	33,817,721
Tenant origination and absorption cost	16,304,765
In-place lease valuation- below market	(9,010,188)
Assumed mortgage debt premium	(412,298)

Total	$56,000,000

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2010 Acquisitions

During the year ended December 31, 2010, the Company acquired four properties for an aggregate purchase price of $54.3 million as shown below.

Property	Acquisition Date	Tenant	Industry	Property Type	Purchase Price	Square Feet	Acquisition Fee and Expense Reimbursements Paid to the Advisor (1)	Mortgage Loan Payable (2)	Credit Facility (3)	Other Debt Financing (3)	Year of Lease Expiration	2010 Gross Base Rent (4)
Will Partners Monee, IL	6/4/2010	World Kitchen, LLC	Consumer Products (Kitchen Accessories)	Warehouse/Distribution	$26,305,000	700,200	$789,158	$—	$16,900,000	—	2020	$1,329,000
Emporia Partners Emporia, KS	8/27/2010	Hopkins Enterprises, Inc.	Consumer Products (Automotive Parts)	Office/ Industrial/ Distribution	8,360,000	320,800	250,686	5,422,086	—	—	2020	466,000
ITT Los Angeles, CA	9/23/2010	ITT Educational Services, Inc.	Education	Office	7,800,000	35,800	234,000	—	5,070,000	—	2016	207,000
Quad/Graphics Loveland, CO	12/30/2010	World Color (USA), LLC	Printing	Industrial/ Office	11,850,000	169,800	355,500	—	—	7,870,000	2022	7,000

					$54,315,000	1,226,600	$1,629,344	$5,422,086	$21,970,000	$7,870,000		$2,009,000

(1)	The Advisor receives acquisition fees and expense reimbursements equal to 2.5% and 0.5% of the contract purchase price, respectively, for each property acquired. The total is included in acquisition fees and expenses to affiliates on the consolidated statements of operations and comprehensive loss.
(2)	Represents the balance of the mortgage loan payable assumed at the time of acquisition.
(3)	Represents borrowings from the Credit Facility, Mezzanine Loan and Bridge Loan discussed in Note 4, Debt. The remaining purchase price was funded with net proceeds raised in the Public Offering.
(4)	Gross base rent is based on the contractual rental payments received during the year ended December 31, 2010.

The following summarizes the purchase price allocation of the 2010 acquisitions.

Property	Land	Building and improvements	Tenant origination and absorption cost	In-place lease valuation- above/(below) market	Assumed mortgage debt premium	Assumed reserves	Total
Will Partners	$1,494,108	$18,654,174	$4,761,842	$1,395,154	$—	$—	$26,305,278
Emporia Partners	274,110	5,693,414	1,874,059	—	—	514,607	8,356,190
ITT	2,877,062	3,076,738	1,145,163	336,263	—	350,000	7,785,226
Quad/Graphics	1,949,600	8,210,166	2,025,570	(335,336)	—	—	11,850,000

Total	$6,594,880	$35,634,492	$9,806,634	$1,396,081	$—	$864,607	$54,296,694

The lease expirations of the Company’s 14 properties range from 2016 to 2025. The future minimum net rent payments pursuant to the lease terms are shown in the table below.

2013	$28,236,196
2014	28,742,714
2015	29,077,143
2016	29,514,565
2017	29,442,780
Thereafter	128,380,682

Total	$273,394,080

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Revenue Concentration

For the year ended December 31, 2012, the percentage of aggregate gross rental income received by the Company by property, based on the respective in-place leases, was as follows:

Property	Location	Revenue as a percentage of total rent
LTI	Carlsbad, CA	19.5%
AT&T (1)	Redmond, WA	13.3
Plainfield	Plainfield, IL	12.3
Will Partners	Monee, IL	11.0
Westinghouse (2)	Cranberry Township, PA	10.6
Renfro	Clinton, SC	8.9
Emporia Partners	Emporia, KS	6.5
Quad/Graphics	Loveland, CO	5.8
All others (3)	Various	12.1

Total		100.0%

(1)	Total rental income for the AT&T property for the year ended December 31, 2012 was $2.8 million, consisting of 11 months of rent based on an acquisition date of January 31, 2012.
(2)	Total rental income for the Westinghouse property includes nine full months of rental income for the year ended December 31, 2012, totaling $2.2 million, based on an acquisition date of March 22, 2012.
(3)	Includes rental income pertaining to certain acquisitions made during the year ended December 31, 2012 as follows: (1) $0.6 million for seven months of rent for the GE property; (2) $0.6 million for six months of rent for the Travelers property; (3) $0.2 million for one full month of rent for the Northrop Grumman property; (4) $0.2 million for one full month of rent for the Zeller Plastik property; and (5) $0.1 million for 14 days of rent for the Health Net property.

The percentage of aggregate gross rental income received by the Company by state, based on the respective in-place leases, was as follows:

State	Revenue	Percentage of total revenue
Illinois	$5,081,000	24.2%
California	5,002,000	23.8
Washington	2,784,000	13.3
Pennsylvania	2,235,000	10.6
South Carolina	1,863,000	8.9
Colorado	1,822,000	8.7
Kansas	1,363,000	6.5
All others	836,000	4.0

Total	$20,986,000	100%

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

The percentage of aggregate gross rental income received by the Company by industry, based on the respective in-place leases, was as follows:

Industry	Revenue	Percentage of total revenue
Consumer products	$5,721,000	27.3%
Biotechnology	4,093,000	19.5
Telecommunications	2,784,000	13.3
Engineering	2,587,000	12.3
Energy	2,235,000	10.6
Printing	1,216,000	5.8
All others	2,350,000	11.2

Total	$20,986,000	100%

Tenant Security Deposits

Tenant security deposits as of December 31, 2012 and 2011, which were included in the accounts payable and other liabilities balance on the consolidated balance sheets, totaled $0.03 million, as required pursuant to the lease for the ITT property. No security deposits were received for the other 13 tenant leases and, therefore, the Company bears the full risk of tenant rent collections and restoration costs. Tenant receivables as of December 31, 2012 totaled less than $0.01 million and are included in prepaid expenses and other assets on the consolidated balance sheets. There were no tenant receivables as of December 31, 2011.

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition or contribution. The discount rate used to compute the present value of the intangible assets for the Westinghouse property was adjusted to consider the potential risk that the tenant would exercise the termination option pursuant to the lease.

	Balance December 31, 2012	Balance December 31, 2011
In-place lease valuation (above market)	$7,906,191	$1,837,903
In-place lease valuation (above market) — accumulated amortization	(924,524)	(321,965)

In-place lease valuation (above market), net	$6,981,667	$1,515,938

In-place lease valuation (below market)	$(10,741,713)	$(9,950,752)
In-place lease valuation (below market) — accumulated amortization	1,565,055	661,345

In-place lease valuation (below market), net	$(9,176,658)	$(9,289,407)

Tenant origination and absorption cost	$68,333,173	$34,400,671
Tenant origination and absorption cost — accumulated amortization	(8,835,599)	(3,924,882)

Tenant origination and absorption cost, net	$59,497,574	$30,475,789

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

The intangible assets are amortized over the remaining lease term of each property, which on a weighted-average basis, was approximately 8.9 years and 9.4 years as of December 31, 2012 and 2011, respectively. The amortization of the intangible assets for the respective periods is as follows:

	Amortization (income) expense for the
	Year Ended December 31, 2012	Year Ended December 31, 2011
In-place lease valuation	$(301,151)	$(381,670)
Tenant origination and absorption cost	$4,790,363	$2,636,137

As of December 31, 2012, amortization (income) expense for in-place lease valuation, net, and tenant origination and absorption cost is expected to be $(0.2) million and $6.9 million, respectively, each year for the next five years. As of December 31, 2011, amortization expense for the succeeding five years for in-place lease valuation and tenant origination and absorption cost was expected to be $0.7 million and $3.2 million, respectively.

Restricted Cash

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	Balance December 31, 2011	Additions	Utilizations	Balance December 31, 2012
Plainfield (1)	$408,333	$100,000	$(11,786)	$496,547
Will Partners (1)	152,319	105,028	—	257,347
Emporia Partners (2)	715,001	—	(35,504)	679,497
ITT (3)	344,212	—	(1,700)	342,512
Quad/Graphics (3)	260,000	—	—	260,000
GE (4)	—	5,000	—	5,000
Health Net (5)	—	3,528,775	—	3,528,775

Total	$1,879,865	$3,738,803	$(48,990)	$5,569,678

(1)	Additions to the reserve balance are funded by the tenant.
(2)	The balance at December 31, 2012 consisted of a replacement reserve of $0.5 million, which was funded by the contributing entity. Additionally, tax and insurance reserves totaling $0.2 million were funded by the tenant.
(3)	Balance represents remaining capital expenditure reserves, which are held by the lender.
(4)	Balance represents a required impressed balance in the lender-controller account.
(5)	Addition represents a tenant improvement reserve funded by the seller and held by the lender. The reserve is expected to be utilized in 2013.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Company’s properties acquired in 2012 had been included in operations as of January 1, 2011. The pro forma operating information includes certain nonrecurring adjustments, such as acquisition fees and expenses incurred as a result of the assets acquired in the acquisitions:

	Year Ended December 31,
	2012	2011
Revenue	$34,524,100	$34,172,213

Net income (loss)	$1,687,214	$(6,853,127)

Net income (loss) attributable to common stockholders	$961,931	$(3,642,735)

Net income (loss) attributable to common stockholders per share, basic and diluted	$0.08	$(0.52)

4. Debt

As of December 31, 2012 and 2011, the Company’s debt consisted of the following:

	Balance as of December 31, 2012	Balance as of December 31, 2011	Contractual Interest Rate As of December 31, 2012 (1)		Payment Type	Loan Maturity
Plainfield Mortgage Loan	$20,257,850	$20,534,269	6.65%		Principal and Interest	November 2017
Emporia Partners Mortgage Loan	4,757,113	5,053,094	5.88%		Principal and Interest	September 2023
LTI Mortgage Loan	33,476,326	34,087,784	5.80%		Principal and Interest	March 2016
LTI Mortgage Loan Premium	271,973	357,815	—		—	—
GE Mortgage Loan	6,838,716	—	5.98%		Principal and Interest	June 2016
GE Mortgage Loan Premium	180,310	—	—		—	—

Mortgage Loan Total	65,782,288	60,032,962
Credit Facility	129,030,000	35,395,985	2.97	%(2)	Interest Only	November 2014(3)

Total	$194,812,288	$95,428,947

(1)	The weighted average interest rate of the Company’s fixed-rate debt as of December 31, 2012 was approximately 6.09%.
(2)	Prior to the amendment effective November 18, 2011, the interest rate on the Credit Facility was a one-month LIBO Rate + 3.75% subject to a minimum LIBO Rate of 2.0%. Under the terms of the amended and restated credit agreement, the interest rate on the Credit Facility is a one-month LIBO Rate + 2.75%. As of December 31, 2012 the LIBO Rate was 0.22%.
(3)	The Credit Facility agreement allows for a one-year extension, as long as an event of default does not exist. Maturity date assumes the one-year extension is exercised.

Credit Facility

On November 18, 2011, the Company, through the Operating Partnership, entered into an amendment and restatement to the original credit agreement with KeyBank dated June 4, 2010 with an initial commitment of $35.0 million, (the “Restated KeyBank Credit Agreement”). Pursuant to the Restated KeyBank Credit Agreement, KeyBank served as administrative agent and Bank of America as syndication agent (collectively the “Lenders”) thereby increasing the total amount of the Credit Facility to $70.0 million in a revised revolving credit facility,

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

with each Lender committing $35.0 million. The revised credit facility has a term of two years, maturing on November 18, 2013, with an option to extend for one year. During the initial two-year term of the revised credit agreement, the Company, through the Operating Partnership, had the option to request an increase in the total commitments under the Credit Facility up to $150.0 million, subject to certain conditions. Per the terms of the revised credit agreement, the maximum loan available is the lesser of the total commitments or the aggregate borrowing base availability. Additionally, unused fees accrue at an annual rate of 0.30% on the average daily unused amount of the total commitment. Unused commitment fees for the years ended December 31, 2012, 2011 and 2010 totaled $0.1 million, $0.01 million, and $0.01 million, respectively.

On January 31, 2012, the Company, through the Operating Partnership and four wholly-owned special purpose entities (“SPEs”) entered into that certain Joinder Agreement (the “Joinder Agreement”) with KeyBank and North Shore Community Bank & Trust Company (the “Subsequent Lender”), pursuant to which the Subsequent Lender agreed to become a lender party to the Restated KeyBank Credit Agreement, and agreed to provide a financing commitment of up to $10.0 million. Pursuant to the Joinder Agreement, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $80.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

On February 8, 2012 the unused borrowing base availability on the revolver of $1.7 million was drawn upon and was used to pay down the Mezzanine Loan discussed below.

On March 16, 2012, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $115.0 million when Regions Bank agreed to become a participating lender to the Restated KeyBank Credit Agreement, providing a financing commitment of up to $35.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

On September 21, 2012, the Company, through the Operating Partnership and certain of the Operating Partnership’s wholly-owned SPEs entered into a joinder agreement with KeyBank and Fifth Third Bank, pursuant to which Fifth Third Bank agreed to become a lender party to the Restated KeyBank Credit Agreement, and agreed to provide a financing commitment of up to $35.0 million. As a result, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $150.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

On October 2, 2012, the Company, through the Operating Partnership, entered into that certain Second Amendment to the Restated KeyBank Credit Agreement (the “Second Amendment”), pursuant to which the available commitments under the Restated KeyBank Credit Agreement were increased from $150.0 million to $200.0 million. In addition, the Second Amendment provided for one or more wholly-owned subsidiaries of a Borrower (as defined in the Restated KeyBank Credit Agreement), whose only asset is its equity ownership interests in a wholly-owned subsidiary (including any Borrower) (an SPE) whose only asset is its ownership interest in real property, may incur a bridge loan provided by KeyBank. Any bridge loan may be secured by a pledge of the equity interest in the SPE, but not by a lien on the real property. The aggregate principal amount under any bridge loan may not exceed $25.0 million. The final maturity date of any bridge loan may not be any later than May 18, 2014. The other material terms of the Restated KeyBank Credit Agreement were otherwise unchanged.

On December 4, 2012, the Company, through the Operating Partnership, and certain property-owning special purpose entities wholly-owned by the Operating Partnership entered into a joinder agreement with KeyBank and Union Bank, N.A. (“Union Bank”), pursuant to which Union Bank agreed to become a lender party to the Restated KeyBank Credit Agreement and provide a financing commitment of up to $25.0 million. As a result, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $175.0 million, governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

As of December 31, 2012, $129.0 million of the Credit Facility was utilized, which is secured by the Renfro, Will Partners, ITT, Quad/Graphics, AT&T, Westinghouse, Travelers, Zeller Plastik, Northrop Grumman, and Health Net properties. Per the terms of the revised credit agreement, the maximum loan available is the lesser of the total commitments ($175.0 million) or the aggregate borrowing base availability ($129.0 million). Therefore, the borrowing base availability was fully utilized as of December 31, 2012.

Mezzanine Loan

On January 31, 2012, a property-owning SPE wholly-owned by the Company’s Operating Partnership (the “Property SPE”) entered into that certain Mezzanine Credit Agreement in which KeyBank serves as the initial lender (the “Mezzanine Credit Agreement”) with total commitments of $15.0 million (the “Mezzanine Loan”). Additional lenders may be added pursuant to the terms of the Mezzanine Credit Agreement. In connection with the acquisition of the AT&T property, on January 31, 2012, the Property SPE made a draw of $12.4 million on the Mezzanine Loan to partially finance such acquisition. The Property SPE and any other entities that become a Borrower (as defined therein) pursuant to the terms of the Mezzanine Credit Agreement may request additional borrowings up to the total loan amount committed. The Mezzanine Loan had a term of six months, and an interest rate of daily LIBO Rate plus 650 basis points, with an initial rate of 6.77%. The terms of the Mezzanine Credit Agreement required the proceeds of the Mezzanine Loan be used to acquire the AT&T, Westinghouse and GE properties through the maturity date, July 31, 2012. The terms also required periodic payments equal to the net equity raised in the Company’s Public Offering, subject to a monthly minimum amount of $4.0 million.

In connection with the acquisition of the Westinghouse property on March 22, 2012, the Property SPE made a draw of $9.0 million from the Mezzanine Loan to partially finance such acquisition. On May 31, 2012, the property SPE made a draw of $8.5 million, of which approximately $6.0 million was used to partially finance the acquisition of the GE property and the remainder was used to pay acquisition fees earned by the Company’s Advisor for the AT&T, Westinghouse and GE property acquisitions. The Mezzanine Loan was paid in full on July 31, 2012.

Bridge Loan

On May 13, 2011, the Company, through the Operating Partnership, amended the Bridge Loan agreement dated December 30, 2010 in order to obtain an additional $12.3 million, which was utilized to partially fund the acquisition of the LTI property. The amended Bridge Loan called for monthly payments equal to the net equity raised in the Company’s Public Offering, subject to an average monthly minimum of $2.1 million, with other terms unchanged. The amended Bridge Loan was paid in full on September 30, 2011 and the guarantees issued in connection with the Bridge Loan were released. Once paid in full, the Company does not have further borrowing capacity on the Bridge Loan.

On June 29, 2012, the Company, through a wholly-owned subsidiary of the Operating Partnership, obtained a $6.2 million Bridge Loan with terms similar to prior bridge loans obtained, to partially fund the acquisition of the Travelers property. The Bridge Loan had a term of four months, and an interest rate of the LIBO Rate plus 6.50%, which resulted in a 6.75% interest rate when the Travelers property was acquired and was paid in full on August 31, 2012.

Bridge Credit Agreement

On December 11, 2012, the Company, through nine property-owning SPEs wholly-owned by the Operating Partnership, entered into a $25.0 million bridge credit agreement (the “Bridge Credit Agreement”) in which KeyBank serves as the initial lender with a commitment of $15.0 million (the “KeyBank Bridge Loan”). On December 19, 2012, Fifth Third Bank joined the Bridge Credit Agreement with a commitment of $10.0 million. The SPEs and any other entities that become a Borrower (as defined in the Bridge Credit Agreement)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

may request borrowings up to the total loan amount committed, subject to certain limitations as discussed in the Bridge Credit Agreement. The KeyBank Bridge Loan is guaranteed by the Company’s Chief Executive Officer and Chairman, both personally and through his trust, the Company’s Sponsor, and the Company.

The Bridge Credit Agreement has a term of eleven months, maturing on November 18, 2013, with a six month extension option as long as an event of default does not exist. Payments of interest are due monthly. The KeyBank Bridge Loan requires weekly payments of 100% of the net equity proceeds of the Company’s Public Offering (after deduction of certain fees and any portion of such proceeds required to pay distributions to our stockholders, if any) and may be prepaid at any time, without penalty. Pursuant to the terms, the Company must generate, during the term of the KeyBank Bridge Loan, gross equity proceeds from the Public Offering of at least $5.0 million per month.

Pursuant to the terms of the Bridge Credit Agreement, the applicable property-owning SPE, as borrower, may elect the applicable interest rate for each borrowing from either: (i) the LIBO Rate multiplied by the Statutory Reserve Rate (the “Adjusted LIBO Rate”) plus 4.50% or (ii) the greater of the Prime Rate, the Federal Funds Effective Rate plus 1/2%, and the then-applicable Adjusted LIBO Rate plus 1% (the “Alternate Base Rate”) plus 3.50%. The applicable property-owning SPE may elect to change the applicable interest rate, subject to the terms of the Bridge Credit Agreement.

On December 18, 2012, the Health Net property SPE borrowed $2.0 million under the Bridge Credit Agreement to partially fund the acquisition of the Health Net property and elected to have the Adjusted LIBO Rate apply, which resulted in an initial interest rate of 4.71%. The balance was paid in full on December 28, 2012. As of December 31, 2012, the borrowing availability on the KeyBank Bridge Loan was $25.0 million.

Debt Covenant Compliance

Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants such as (1) a maximum total leverage ratio (65%); (2) a minimum interest coverage ratio (1.85 to 1); (3) a minimum fixed charge ratio (1.60 to 1); (4) a maximum variable debt ratio (30%); (5) minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed after the effective date; and (6) a minimum liquidity requirement of $3.0 million (as defined in the agreement). Pursuant to the varying-interest rate debt limitations, the Company effected an interest rate cap agreement for a notional amount of $60.0 million, which expired on December 31, 2012 and additional agreements for a combined notional amount of $90.0 million, which expire on March 28, 2013. The combined cost of the three interest rate cap agreements was $16,500.

Pursuant to the terms of the Bridge Credit Agreement, the Company is subject to the same loan compliance covenants discussed above pursuant to the terms of the Credit Facility. In addition, the Bridge Credit Agreement requires the Sponsor and the Company’s Chief Executive Officer and Chairman to maintain a minimum combined liquidity of $5.0 million and also requires the Company’s Chief Executive Officer and Chairman to maintain a minimum net worth of $75.0 million.

The Company was in compliance with all of its debt covenants as of December 31, 2012.

The following summarizes the future principal repayments of all loans as of December 31, 2012 per the loan terms discussed above:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2013	$1,396,049
2014	130,513,643	(1)
2015	1,576,752
2016	38,564,152	(2)
2017	756,261
Thereafter	21,553,148

Total principal	194,360,005
Unamortized debt premium	452,283

Total	$194,812,288

(1)	Amount includes payment of the balance of the Credit Facility upon expiration on November 18, 2014, assuming the one-year extension is exercised. As described in Note 10, Subsequent Events, on February 28, 2013, we entered into the Midland Mortgage Loan and refinanced several of the properties serving as security for the Credit Facility, thereby reducing the amount due in 2014 pursuant to the Credit Facility by $105.6 million.
(2)	Amount includes payment of the balances of the LTI and GE mortgage loans which mature in 2016. Principal repayments on both mortgage loans do not include the valuation premium of $0.5 million.

5. Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. Units of limited partnership interest were issued as part of the initial capitalization of the Operating Partnership and in conjunction with the contribution of certain assets, as discussed in Note 1, Organization. As of December 31, 2012, noncontrolling interests were approximately 21% of total shares outstanding and approximately 28% of weighted average shares outstanding (both measures assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interests in the Operating Partnership and as a result, has classified limited partnership interests issued as the initial capitalization and in conjunction with the contributed assets to noncontrolling interests and are presented as a component of permanent equity, except as discussed below.

The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity has been reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The Operating Partnership has issued 4.0 million limited partnership units to affiliated parties and unaffiliated third parties in exchange for certain properties. To the extent the contributors should elect to redeem all or a portion of their Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its limited partnership units in the respective transaction.

The limited partners of the Operating Partnership will have the right to cause the general partner, the Company, of the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their limited partnership units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. On July 31, 2012, 11,907 limited partnership units of the Operating Partnership were redeemed for approximately $0.1 million or 95.3% of the contributed value. There were no further redemption requests as of December 31, 2012.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Operating partnership units issued pursuant to the Will Partners (World Kitchen, LLC) contribution are not included in equity. The partners holding these units can cause the general partner to redeem the units for the cash value, as defined in the operating partnership agreement. As the general partner does not control these redemptions these units are presented on the consolidated balance sheet as noncontrolling interest subject to redemption at their redeemable value. As discussed above, these limited partners are not allocated net income (loss), nor are they allocated distributions.

The following summarizes the activity for noncontrolling interests for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Beginning balance	$21,786,577	$18,577,800	$17,678,748
Repurchase of noncontrolling interests	(102,964)	—	—
Contribution of noncontrolling interests	—	7,788,990	10,380,000
Additions to noncontrolling interests subject to redemption	—	—	(4,886,686	)(1)
Distributions to noncontrolling interests	(2,333,749)	(2,135,649)	(1,568,275)
Allocated distributions to noncontrolling interests subject to redemption	(98,921)	(169,775)	(207,262)
Net loss	(1,739,105)	(2,274,789)	(2,818,725)

Ending balance	$17,511,838	$21,786,577	$18,577,800

(1)	Subsequent to the contribution of the Will Partners property, $2.6 million of noncontrolling interests subject to redemption was reclassified to permanent equity, leaving a total of $4.9 million in temporary equity.

6. Related Party Transactions

The following table summarizes the related party costs and fees incurred, paid and due to affiliates as of December 31, 2012 and 2011:

	Year Ended December 31, 2011			Year Ended December 31, 2012
	Incurred	Paid	Payable	Incurred	Paid	Payable/ (Receivable)
Advisor and Property Manager fees
Acquisition fees and expenses	$1,680,000	$3,309,344	$—	$4,816,500	$4,816,500	$—
Operating expenses	339,203	299,288	84,801	372,515	340,180	117,136
Asset management fees	1,083,304	1,041,222	103,073	1,882,473	1,789,841	195,705
Property management fees	377,078	363,313	35,746	669,523	634,584	70,685
Costs advanced by the Advisor	50,193	667,399	26,735	1,158,594	1,047,904	137,425

Total amount payable to the Advisor	3,529,778	5,680,566	250,355	$8,899,605	$8,629,009	$520,951
Allowable organizational and offering costs	1,854,645	—	1,854,645	4,529,894	—	4,529,894
Actual organizational and offering costs	(2,564,521)	—	(2,564,521)	(4,529,894)	—	(4,529,894)

Total	$2,819,902	$5,680,566	$(459,521)	$8,899,605	$8,629,009	$520,951

Dealer Manager fees	$3,570,133	$3,570,133	$—	$7,086,566	$7,005,466	$81,100

The Second Amended and Restated Advisory Agreement requires, upon termination of the Public Offering, that any organizational and offering costs, including sales commissions and dealer manager fees, incurred above 15% of gross equity raised in the Company’s Public Offering and that any organizational and

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

offering costs incurred above 3.5% of gross equity raised in the Company’s Public Offering shall be reimbursed to the Company. As of December 31, 2011, organizational and offering costs incurred exceeded such limitations by $0.7 million, thereby the Advisor would have become liable to the Company for the excess amount incurred, if the Public Offering was terminated on that date. As a result, the Company recorded a corresponding receivable net of other fees due to the Advisor and affiliates. As of December 31, 2012, organizational and offering costs did not exceed the limitations for organizational and offering costs the Advisor is subject to, as discussed in Note 2, Organizational and Offering Costs. The Company will continue to monitor compliance with such limitations throughout the offering.

Advisory and Dealer Manager Agreements

The Company does not currently expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company entered into an amended and restated advisory agreement, and later, the Second Amended and Restated Advisory Agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company has paid to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs for providing services. Other fees that could be paid in future periods are discussed in the Company’s prospectus. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount

Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Type of Compensation (Recipient)	Determination of Amount
Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Second Amended and Restated Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the Second Amended and Restated Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The Second Amended and Restated Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the Second Amended and Restated Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested before reserves for depreciation. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year, unless the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. For the year ended December 31, 2012 and 2011 approximately $0.4 million and $0.3 million, respectively, of operating expenses incurred by the Advisor were allocated to the Company in each period. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)	The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Type of Compensation (Recipient)	Determination of Amount
In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

Conflicts of Interest

The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors to some or all of 14 other real estate programs affiliated with the Sponsor, including Griffin-American Healthcare REIT II, a publicly-registered, non-traded real estate investment trust. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company’s business and these other activities.

In addition, the Dealer Manager has entered into a dealer manager agreement to serve as dealer manager for Griffin-American Healthcare REIT II. As a result, the Dealer Manager will have contractual duties to Griffin-American Healthcare REIT II, which contractual duties may conflict with the duties owed to the Company.

Some of the material conflicts that the Sponsor, Advisor, Property Manager and Dealer Manager and their key personnel and their respective affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor, the Dealer Manager and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the Second Amended and Restated Advisory Agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7. Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of December 31, 2012 and 2011, $3.4 million and $1.1 million in shares, respectively, had been issued under the distribution reinvestment plan.

As discussed in Note 1, Organization, effective on February 15, 2013, the Company began offering shares in the Primary Public Offering at $10.28 per share and the distribution reinvestment plan reflected a price equal to 95% of the share offering price, which is approximately $9.77 per share.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may, under certain circumstances, be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number of Years Held	Redemption Price
Less than one	No redemption allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

The redemption amount shall be the per share price in effect on the date of redemption. The Company intends to compute the NAV and revised price per share each year.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company’s consolidated balance sheets. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan.

Redemption requests will be honored on the last business day of the month following the end of each quarter. Requests for redemption must be received on or prior to the end of the quarter in order for the Company to repurchase the shares as of the end of the following month. As of December 31, 2012 and 2011, $3.4 million and $1.1 million in shares of common stock, respectively, were eligible for redemption. During the year ended December 31, 2012, the Company redeemed 22,500 shares of common stock for approximately $0.2 million at a

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

weighted average price per share of $9.75. During the year ended December 31, 2011, the Company redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38. During the years ended December 31, 2010 and 2009 there were no redemption requests. As of December 31, 2012, there were 37,436 shares subject to redemption requests to be processed subsequent to December 31, 2012. The redemption of these shares totaled approximately $0.4 million and was reclassified from redeemable common stock to accounts payable and accrued liabilities in the consolidated balance sheets as of December 31, 2012. On January 31, 2013, the Company satisfied all of the eligible redemption requests at a weighted average price per share of $9.96. The Company’s board of directors may choose to amend, suspend or terminate the share redemption program upon 30 days’ written notice at any time.

8. Selected Quarterly Financial Data (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012, and 2011:

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue (1)	$4,994,585	$6,063,108	$6,885,457	$7,546,868
Net (loss)/income	$(3,046,017)	$(1,113,630)	$164,568	$(1,678,939)
Net (loss)/income attributable to common stockholders	$(2,028,410)	$(841,937)	$55,012	$(1,376,290)
Net (loss)/income per share	$(0.32)	$(0.10)	$0.01	$(0.11)

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue (1)	$2,793,976	$3,618,680	$4,298,107	$4,298,107
Net loss	$(411,330)	$(3,326,447)	$(310,601)	$(573,120)
Net loss attributable to common stockholders	$(168,645)	$(1,506,881)	$(208,223)	$(386,291)
Net loss per share	$(0.08)	$(0.50)	$(0.05)	$(0.09)

(1)	In the current period, the Company removed interest income as a component of total revenue on the consolidated statements of operations and comprehensive loss and now presents interest income as non-operating income. Prior period amounts were reclassified to conform to current year presentation.

9. Declaration of Distributions

On December 4, 2012, the Company’s board of directors declared distributions in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record at the close of business on each day during the period from January 1, 2013 through February 14, 2013. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.

10. Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements through the date the financial statements were issued.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

The following events happened subsequent to the date of the financial statements, up to the issuance date of this supplement:

Refinancing of KeyBank Credit Facility

On February 28, 2013, certain property-owning SPEs wholly-owned by the Operating Partnership, entered into a fixed-rate mortgage loan agreement with Midland National Life Insurance Company (the “Midland Mortgage Loan”), whereby certain properties, which previously served as security for the Restated KeyBank Credit Agreement, were refinanced in the amount of $105.6 million and now serve as collateral for the Midland Mortgage Loan. The term of the Midland Mortgage Loan is 10 years and requires monthly interest-only payments for the first four years of the term, followed by principal and interest payments based on a 30-year amortization schedule with all remaining principal and unpaid interest due on the loan maturity date. The Midland Mortgage Loan is guaranteed by the Operating Partnership and is secured by a first lien on and individual security agreements on the Operating Partnership’s underlying interest in the SPEs owning the AT&T, Westinghouse, Renfro, Zeller Plastik, Travelers, Quad/Graphics, ITT, and Health Net properties, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property. On January 2, 2013, the Company entered into a rate lock agreement, which expires on March 4, 2013 and fixed the interest rate for the term of the loan at 3.94%.

Offering Status

As of February 25, 2013, in connection with the Public Offering, the Company had issued 16,686,743 shares of the Company’s common stock for gross proceeds of approximately $165.8 million. Through February 25, 2013, the Company had received aggregate gross offering proceeds of approximately $168.2 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering.

Acquisition of Boeing property

On February 15, 2013, the Company, through the Operating Partnership, acquired a three-story office facility located in Renton, Washington (the “Boeing property”). The Boeing property is leased in its entirety pursuant to two triple-net leases to The Boeing Company (“Boeing”), obligating Boeing to all costs and expenses to operate and maintain the property, including certain capital expenditures. On the acquisition date the remaining term was approximately five years.

The purchase price of the Boeing property was $12.0 million, which was partially funded with a draw of $6.6 million from the KeyBank Credit Facility. The remaining purchase price and other closing fees and expenses were funded with proceeds from the Public Offering.

Third Amendment to the Restated KeyBank Credit Agreement

On February 11, 2013, the Company entered into that certain Third Amendment to the Restated KeyBank Credit Agreement (the “Third Amendment”), pursuant to which the definition of “Pool LTV Ratio” in subsection (b) of Section 1.01 is revised to 60% if (i) no single mortgaged property represents greater than 35% of pool value (formerly 30%) and (ii) no mortgaged properties which share the same tenant represent greater than 35% of pool value (formerly 30%) in the aggregate and in subsection (d) of Section 1.01 to 50% if at any time following the six-month anniversary of the date of borrowing, any mortgaged property represents greater than 35% of pool value (formerly 30%).

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Share Re-pricing

On January 31, 2013, the board of directors set a revised share offering price of $10.28 per share, which was announced on February 15, 2013, for the remainder of the Public Offering and the upcoming follow-on offering, primarily based on the NAV per share of the Company’s stock as of December 31, 2012. An independent, third-party real estate valuation and advisory firm with extensive experience in the valuation of real estate was engaged to appraise each of the properties owned by the Company as of December 31, 2012, in order to determine a gross asset value (the “GAV”). The GAV less management’s estimated fair market value of the in-place long-term debt as of December 31, 2012 resulted in the NAV. The valuation methodologies used to determine the NAV involved subjective judgments, assumptions and opinions, which are not audited. The Company offered shares of common stock in the Primary Public Offering at the initial price of $10.00 per share and shares of common stock pursuant to the distribution reinvestment plan at the initial price of $9.50 per share through February 14, 2013. Effective on February 15, 2013, the Company began offering shares in the Primary Public Offering at $10.28 per share and under the distribution reinvestment plan at a price equal to 95% of the revised share offering price, which is approximately $9.77 per share.

Amendment and Restatement of Distribution Reinvestment Plan

On January 31, 2013, the Company’s board of directors amended and restated the DRP to state that the purchase price for shares pursuant to the DRP shall be equal to 95% of the per share offering price of the Company’s common stock, until the earliest to occur of (A) the date that all DRP shares registered have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC the unsold DRP shares, if any. The other material terms of the DRP were otherwise unchanged. The amended and restated DRP will be effective on February 25, 2013.

Amended Share Redemption Program

On January 31, 2013, the Company’s board of directors amended the share redemption program (the “SRP”) to revise the redemption price per share for shares purchased under the SRP. Pursuant to the amendments to the SRP, as long as the Company is engaged in an offering, the redemption price per share shall be as shown below. The amended and restated SRP will be effective on March 17, 2013.

Period of Time Held	Redemption Price
At least one year	Lower of $9.25 or the price paid by the stockholder
At least two years	Lower of $9.50 or the price paid by the stockholder
At least three years	Lower of $9.75 or the price paid by the stockholder
At least four years	Lower of $10.28 or the price paid by the stockholder

Declaration of Distributions

On January 31, 2013, the Company’s board of directors declared distributions in the amount of $0.001901096 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10.28 or an annual distribution rate of 6.94% assuming the shares were purchased for $10.00) payable to stockholders of record at the close of business on each day during the period from February 15, 2013 through March 31, 2013. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Repayment of KeyBank Bridge Loan

The $10.4 million draw from the KeyBank Bridge Loan used to partially fund the acquisition of the Comcast property, as discussed below, was paid in full on January 31, 2013.

Acquisition of Comcast property

On January 11, 2013, the Company, through the Operating Partnership, acquired a four-level office building located in Greenwood Village (Denver), CO (the “Comcast property”) from an unaffiliated third party. The Comcast property is 100% leased to Comcast Cable Holdings, LLC (“Comcast Holdings”), a wholly-owned subsidiary of Comcast Corporation, pursuant to a triple-net lease, obligating Comcast Holdings to all costs and expenses to operate and maintain the property, including certain capital expenditures. On the acquisition date the remaining term was approximately nine years.

The purchase price for the Comcast property was $27.0 million, which was partially funded with a draw of $16.2 million from the KeyBank Credit Facility and a draw of approximately $10.4 million from the KeyBank Bridge Loan. The remainder of the purchase price and other closing fees and expenses were funded with proceeds from the Public Offering.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

					Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2012						Life on which depreciation in latest income statement is computed
Description	Property Type	ST	Encumbrances		Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Plainfield	Office/Laboratory	IL	$20,257,850		$3,708,916	$27,335,306	$2,217,126	$3,708,916	$29,552,432	$33,261,348	$4,659,804	N/A	6/18/2009	5-40 years
Renfro	Warehouse/Distribution	SC	13,030,000		1,400,000	18,803,857	1,389,656	1,400,000	20,193,513	21,593,513	2,873,052	N/A	6/18/2009	5-40 years
Will Partners	Warehouse/Distribution	IL	16,900,000		1,494,108	23,416,016	—	1,494,108	23,416,016	24,910,124	2,458,476	N/A	6/4/2010	5-40 years
Emporia Partners	Office/Industrial/ Distribution	KS	4,757,113		274,110	7,567,473	—	274,110	7,567,473	7,841,583	759,641	N/A	8/27/2010	5-40 years
ITT	Office	CA	5,070,000		2,877,062	4,221,900	5,278	2,877,062	4,227,178	7,104,240	621,955	N/A	9/23/2010	5-40 years
Quad/Graphics	Industrial/Office	CO	—		1,949,600	10,235,736	6,020	1,949,600	10,241,756	12,191,356	762,278	N/A	12/30/2010	5-40 years
LTI	Office/Laboratory/ Manufacturing	CA	33,476,326		15,300,000	50,122,486	—	15,300,000	50,122,486	65,422,486	3,793,207	N/A	5/13/2011	5-40 years
AT&T	Office/Data Center	WA	22,000,000		6,770,223	32,420,340	459,354	6,770,223	32,879,694	39,649,917	1,342,154	N/A	1/31/2012	5-40 years
Westinghouse	Engineering Facility	PA	27,095,000		2,650,000	29,095,594	—	2,650,000	29,095,594	31,745,594	827,264	N/A	3/22/2012	5-40 years
GE	Assembly/ Manufacturing	NJ	6,838,716		3,773,000	9,030,094	—	3,773,000	9,030,094	12,803,094	247,078	N/A	5/31/2012	5-40 years
Travelers	Office	CO	9,660,000		2,600,000	13,500,000	74,513	2,600,000	13,574,513	16,174,513	305,970	N/A	6/28/2012	5-40 years
Zeller Plastik	Manufacturing	IL	9,360,000		2,673,700	13,229,416	—	2,673,700	13,229,416	15,903,116	73,146	N/A	11/8/2012	5-40 years
Northrop Grumman	Office	OH	10,200,000		1,300,000	16,187,845	—	1,300,000	16,187,845	17,487,845	132,025	N/A	11/13/2012	5-40 years
Health Net	Office	CA	13,590,000		4,181,800	18,072,085	—	4,181,800	18,072,085	22,253,885	41,999	N/A	12/18/2012	5-40 years

			$192,235,005	(1)	$50,952,519	$273,238,148	$4,151,947	$50,952,519	$277,390,095	$328,342,614	$18,898,049

	Activity for the years ended December 31,
	2012		2011	2010
Real estate facilities
Balance at beginning of year	$172,333,825		$106,896,144	$54,407,524
Acquisitions	155,484,096		65,422,486	52,036,005
Improvements	255,417		—	452,615
Construction-in-progress	269,276	(2)	15,195	—

Balance at end of year	$328,342,614		$172,333,825	$106,896,144

Accumulated depreciation
Balance at beginning of year	$9,471,264		$3,862,595	$920,919
Depreciation expense	9,426,785		5,608,669	2,941,676

Balance at end of year	$18,898,049		$9,471,264	$3,862,595

Real estate facilities, net	$309,444,565		$162,862,561	$103,033,549

(1)	Amount does not include loan fees of $0.4 million incurred as part of the amendment and restatement to the credit agreement with KeyBank effective November 18, 2011, loan valuation premium of $0.5 million related to the debt assumed in the LTI and GE property acquisitions, and $1.7 million used to pay down the Mezzanine Loan discussed in Note 4, Debt.
(2)	Amount is net of $0.01 million of construction-in-progress from 2011 which was not completed and therefore expensed in the current year.

S-1